OFFICE OF THRIFT SUPERVISION
                             Washington, D.C. 20552


                                   FORM 10-K
                ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended                    Office of Thrift Supervision
   September 30, 1996                              Docket Number: 3175


                    FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA
                 (Exact name of registrant as specified in its charter)

Chartered by the Office of Thrift Supervision
     under the laws of the United States                      58-0175025
        (State or other jurisdiction                         (I.R.S. Employer
      of incorporation or organization)                     Identification No.)

777 Gloucester Street, Brunswick, Georgia                         31520
(Address of principal executive offices)                        (Zip Code)

Registrant's telephone number, including area code:  (912) 265-1410

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $1.00 per share
                                (Title of Class)

       Indicate by check mark whether the registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  YES  X   NO

       Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ X ]

       The aggregate market value of the Common Stock held by non-affiliates of the registrant is $83,031,444, based on the price at which shares of Common Stock were sold on December 24, 1996.

       As of December 24, 1996 there were issued and outstanding 1,499,939 shares of the registrant's Common Stock.

                      DOCUMENTS INCORPORATED BY REFERENCE

       1. Portions of the 1996 Annual Report to Stockholders for year ended September 30, 1996 are incorporated into Part II, Items 5 - 9 of this Annual Report on Form 10-K.

       2. Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on January 22, 1997, to be filed with the Office of Thrift Supervision pursuant to Regulation 14A within 120 days of the registrant's fiscal year end are incorporated into Part III, Items 10 - 13 of this Annual Report on Form 10-K.

                                     PART I


Item 1.  Business


General

       First Federal Savings Bank of Brunswick, Georgia ("Brunswick") began its operations in 1926 as a Georgia-chartered building and loan association. Brunswick converted to a federal savings and loan association in 1935, conducting its business under the name of Brunswick Federal Savings and Loan Association, and changed its name to First Federal Savings and Loan Association of Brunswick in 1959. Brunswick converted to a federal mutual savings bank on December 5, 1983, and became a federal capital stock savings bank on July 21, 1984. Brunswick is subject to supervision and regulation by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), and its deposits are insured through the Savings Association Insurance Fund ("SAIF") of the FDIC. Brunswick's operations are conducted from its headquarters, two branch offices in Brunswick, and two branch offices on St. Simons Island, Georgia.

       Brunswick primarily engages in the business of attracting deposits from the general public and investing those funds in real estate, commercial and consumer loans.


Lending Activities

       General. As a federally chartered thrift institution, Brunswick may invest in real estate loans throughout the United States. Brunswick has, however, limited its lending area primarily to Southeast Georgia. Historically, Brunswick's lending activities have concentrated on the origination of conventional permanent loans on single-family dwellings and, to a lesser degree, on construction loans for residential dwellings. Brunswick's loans are predominantly conventional loans, i.e., loans that are not insured by the Federal Housing Administration ("FHA") or guaranteed by the Veterans Administration ("VA").

       In recent years Brunswick has sought to increase the amount of construction, commercial, and consumer loans in its portfolio. The shorter term and the normally higher interest rates available on these loans are consistent with Brunswick's efforts to shorten the term of its loan portfolio and to improve the spread between the average yield on its assets and its cost of funds. In addition, in an effort to increase the interest-sensitivity of Brunswick's loan portfolio, Brunswick offers a variety of adjustable-rate loan products. By originating adjustable-rate loans, management believes that Brunswick is better able to match increases in the rates paid on its liabilities with increased rates received on its assets.

       First Mortgage Loans. On September 30, 1996, Brunswick held in its loan portfolio approximately $150.3 million of first mortgage loans (including $19.9 million in construction loans) secured by one-to four-family residential units, which represented 71.6% of its total net loan portfolio. As of that date, Brunswick also held $42.3 million, or 20.2% of its total net loan portfolio of first mortgage loans secured by commercial real estate, multi-family residential property and land. For purposes of this discussion, the term "net" when used with respect to Brunswick's total loan portfolio, means (i) net of loans in process, deferred loan fees and other, and the allowance for possible loan losses and (ii) inclusive of mortgage loans held for sale.

       Reflecting prior federal regulations, approximately $67 million or 37.7% of Brunswick's total mortgage loans due subsequent to one year after September 30, 1996 provided for fixed rates of interest and for repayment of principal over a fixed period. Regulatory changes in recent years have provided substantial flexibility to federally chartered institutions such as Brunswick in structuring the terms of mortgage loans to adjust more easily to changes in interest rates. These regulations permit, among other things, mortgage loans to be written for shorter maturities and at adjustable interest rates, as compared to longer term, fixed rate mortgage instruments. Approximately $110 million or 62.3% of Brunswick's total mortgage loans due subsequent to one year after September 30, 1996 were adjustable rate loans, compared to 67.4% and 63.2% due subsequent to one year after September 30, 1995 and 1994, respectively. The adjustable-rate loans that are currently being made have terms of 30 years or 15 years and interest rate adjustment periods of one or three years. However, the extent of this interest-sensitivity is limited by annual and lifetime "caps" on interest rate adjustments. The terms of such loans also increase the likelihood of delinquencies in periods of high interest rates, particularly if such loans are offered with initial discounted interest rates. Generally, Brunswick offers adjustable-rate mortgage loans with annual adjustment caps of 2.0% and lifetime adjustment caps of 6.0%.

       Permanent residential mortgage loans originated by Brunswick have generally been 30-year fixed and adjustable rate loans amortized on a monthly basis with principal and interest due monthly. Based upon historical experience, these loans generally have average lives of approximately 12 years. Most of the residential loans originated by Brunswick are conventional loans. Brunswick's permanent loans on commercial real estate have been 15 to 25 year loans with principal and interest due monthly. The loans generally have a three or five year adjustable rate or balloon feature.

       Construction Loans. As of September 30, 1996, construction loans totalled $21.6 million, or 10.3% of Brunswick's net total loan portfolio. This amount is composed of $19.9 million of construction loans secured by one- to four-family residential units. In past years, Brunswick has solicited construction loans for a variety of structures, including residences, nursing homes, strip shopping centers, medical buildings, warehouses, condominiums and motels. Generally, the loans are made for six to 12 months at interest rates tied to the prime rate and adjusted monthly. Because of certain lending restrictions based on the amount of the institution's regulatory capital, Brunswick sometimes sells participations in the construction loans that it originates. Brunswick also makes combined construction and permanent loans.

       Commercial Loans. A federally chartered savings institution is permitted to invest up to 10% of its assets in commercial loans not secured by real estate. Brunswick makes commercial loans for purposes such as working capital, inventory accumulations, equipment acquisition and similar purposes. These loans are either made at a fixed rate of interest or at an interest rate tied to a regional bank's prime rate, with rate adjustments at monthly, annual or less frequent intervals. At September 30, 1996, commercial loans totalled approximately $7.4 million, or 3.5% of Brunswick's total net loan portfolio.

       Consumer Loans. A federally chartered savings institution is permitted to make secured and unsecured consumer loans up to 35% of the institution's assets. Certain consumer loans may be made without being included in the 35% limitation. At September 30, 1996, Brunswick's consumer loans included $1.5 million of loans secured by deposit accounts at Brunswick, $9.6 million of consumer loans (including unsecured loans, boat loans, automobile loans, equipment loans and educational loans) and $17.3 million of home equity loans secured in part by a mortgage on the borrower's home. At September 30, 1996, all consumer loans comprised 13.6% of Brunswick's total net loan portfolio. Home equity consumer loans generally have adjustable rates of interest tied to a regional bank's prime rate, with monthly rate adjustments. Other consumer loans are generally made for a term of three to five years and have fixed rates of interest. Brunswick also offers lines of credit secured by home equity. This type of loan, which is made at an interest rate at a margin above the prime rate that adjusts monthly, is intended to combine both high quality and high yield.

       The composition of Brunswick's loan portfolio at the end of the fiscal years during the three-year period ended September 30, 1996 is set forth below. At September 30, 1996, Brunswick's total net loan portfolio represented 84.2% of its total assets.


                                                                        At September 30,
                                                       1996                    1995                      1994
                                                   ------------           ---------------          ----------
 Conventional real estate
   loans:
  Interim construction loans ...............      $ 21,564,508             $  12,951,880              $  11,016,556
  Loans on existing property ...............       129,083,083               140,932,677                136,781,662
  Loans refinanced .........................        31,803,954                 9,439,855                 10,234,595
 Insured or guaranteed real
   estate loans.............................           446,415                   507,609                    564,504
 Commercial loans...........................         7,441,666                 4,512,256                  5,046,800
 Consumer loans
  Education loans...........................            48,490                    74,523                    106,314
  Savings account loans.....................         1,525,713                 1,379,482                  1,262,012
  Home improvement loans....................        17,279,232                15,836,687                 14,018,318
  Others....................................         9,585,484                 6,866,660                  5,183,438
                                                  ------------              ------------                -----------
    Total loans receivable..................      $218,778,545              $192,501,629               $184,214,199

Less:
 Undisbursed loans in process...............       $ 7,279,329              $  4,212,944                 $3,458,863
 Deferred loan fees and other...............           830,384                   763,316                    925,589
 Allowance for possible
   loan losses .............................           800,786                   861,356                    812,585
                                                 -------------                 ---------               ------------
        Total net loan portfolio............      $209,868,046              $186,664,013               $179,017,162
                                                   ===========               ===========                ===========
Type of Security:
  Residential real estate
  Single-family.............................     $ 150,261,872           $   136,233,631               $124,195,721
  2-to-4 family.............................         3,323,157                 5,074,844                  5,754,995
  Other dwelling units......................         4,255,430                 2,324,341                  2,971,440
  Commercial or industrial
    real estate ............................        42,336,733                36,035,892                 39,693,479
  Savings accounts..........................         1,525,713                 1,379,482                  1,262,012
  Other.....................................        17,075,640                11,534,439                 10,336,552
                                                   -----------                ----------                -----------
    Total loans receivable..................      $218,778,545              $192,501,629               $184,214,199

Less:
 Undisbursed loans in process...............         7,279,329                 4,212,944                  3,458,863
 Deferred loan fees and other...............           830,384                   763,316                    964,957
 Allowance for possible
   loan losses..............................           800,786                   861,356                    812,585
                                                 -------------                 ---------               ------------
        Total net loan portfolio ...........      $209,868,046              $186,664,013               $179,017,162
                                                   ===========               ===========                ===========


       FIRREA makes applicable to savings associations the current national bank limits on loans to one borrower. Generally, national banks may lend to a single or related group of borrowers, on an unsecured basis, an amount equal to 15% of its unimpaired capital and surplus. An additional amount, equal to 10% of unimpaired capital and surplus, may be loaned if such loan is secured by readily marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate. Under such provisions, as of September 30, 1996, Brunswick could lend to a single borrower and its related entities on an unsecured basis an amount not to exceed $3.9 million. Also, as of such date, it could lend an additional $2.6 million secured by readily marketable collateral. As of September 30, 1996, the amount outstanding to the largest single borrower of Brunswick was approximately $3.3 million.

       Loan Originations. Loan originations were approximately $91.9 million for the year ended September 30, 1996. Loan originations come from a number of sources. Most real estate loans are attributable to walk-in customers at Brunswick's offices, real estate brokers and referrals by a mortgage broker. In addition, Brunswick has solicited applications for consumer loans through newspaper advertisements.

       Each loan is underwritten by qualified personnel in Brunswick's main office, and independent appraisers are engaged to appraise property intended to secure real estate loans. The underwriting procedures of Brunswick are intended to assess a borrower's ability to repay the loan and the value of any collateral property. Loan applications must be reviewed and approved by authorized officers or directors in accordance with Brunswick's loan policy. After a loan application is approved, Brunswick customarily gives the applicant a commitment to make the loan at any time within 30 days thereafter on terms determined on the basis of market conditions as of the date of the commitment. Commitments for longer periods are issued at rates to be set at the time of closing, and, generally, a 1% commitment fee is charged.

       Federal regulations require boards of directors of federally chartered savings institutions to establish their own loan-to-value ratios for loans made on the security of real estate, subject to certain conditions. The regulations provide that an institution must require appropriate credit enhancement in the form of mortgage insurance or readily marketable collateral for all owner-occupied family or home equity loans which at the time of origination are in excess of 90% of the appraised value of the collateral property. Brunswick makes permanent residential mortgage loans with up to a 95% loan-to-value ratio. Brunswick usually lends up to 75% of the appraised value for construction loans on commercial real estate and 80% of the appraised value for permanent loans on commercial real estate.

       Although Brunswick continues to originate long-term fixed-rate loans, most of the loans are originated with documentation and underwriting guidelines which will allow their sale in the secondary market to the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"). All other long-term loans originated by Brunswick are adjustable-rate loans.

       Brunswick includes due-on-sale provisions in its permanent real estate loans. Due-on-sale clauses give Brunswick the right to declare a loan immediately due and payable in the event that the borrower sells the property securing the mortgage. This provides Brunswick with a means of increasing the interest rate on existing low interest fixed-rate loans. It is Brunswick's policy to waive the due-on-sale clause, subject to the approval of the borrower, and to increase the interest rate to the market rate of interest at the time of the sale if the loan is saleable or to charge an adjustable rate of interest if it is not saleable. The effect of this policy, however, is essentially the same as enforcing the due-on-sale clause.

       Brunswick requires title insurance to insure the priority of its property lien on its mortgage loans. It also requires fire and casualty insurance to be maintained on all security property in amounts at least equal to the principal balance on the loans.

       The following table sets forth certain information at September 30, 1996, regarding the dollar amount of loans maturing in Brunswick's portfolio based on their contractual terms to maturity. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.

                     Principal Repayments Contractually Due
                       in the Year(s) Ending September 30,

                                                                                               2012
                                                                                               and
                                                                 2000       2002      2007     there-
                                1997       1998       1999       2001       2006      2011     after          Total
                                ----       ----       ----       ----       ----      ----    -------         -----
                                                             (Dollars in Thousands)

Real estate mortgage.......  $14,038    $ 6,855     $2,231     $7,603    $20,928   $44,617    $65,061      $161,333
Real estate construction...   21,565          0          0          0          0         0          0        21,565
Consumer...................    4,888      3,675      3,526      7,118      8,580       605         47        28,439
Commercial.................    1,801        618        844      1,055      3,124         0          0         7,442
                              ------     ------      -----     ------    -------  --------   --------      --------
  Total....................  $42,292    $11,148     $6,601    $15,776    $32,632   $45,222    $65,108      $218,779
                              ======     ======      =====     ======     ======    ======     ======       =======

       The following table sets forth the dollar amount of all loans due more than one year after September 30, 1996, which have pre-determined interest rates and have floating or adjustable interest rates.

                                             Predetermined             Floating or
                                                   Rates           Adjustable Rates
                                                     (Dollars in Thousands)
Real estate mortgage................             $51,781            $  95,514
Real estate construction............                  --                   --
Consumer............................              13,971                9,580
Commercial..........................                 825                4,816
                                                 -------                -----
      Total.........................             $66,577             $109,910
                                                  ======              =======

       In comparison, at September 30, 1995, Brunswick had total loans due more than one year after such date with predetermined interest rates and floating or adjustable interest rates of approximately $56.5 million and $104.1 million, respectively.

       Loan Purchases and Sales. Most of the loans in Brunswick's portfolio have been originated by Brunswick. However, prior to 1986, Brunswick purchased construction or adjustable-rate mortgage loans during periods when it was unable to originate a sufficient amount of such loans to meet its intended investment goals. After fiscal year 1985, Brunswick deemphasized such activities because management believed that there was a lack of such loans that met Brunswick's underwriting standards.

       Brunswick is active in the sale of participations and whole loans in the secondary market to thrift institutions, commercial banks, FNMA and FHLMC. Participations in construction loans are sold particularly to ensure compliance with regulatory limitations on investment in loans to a single borrower. Brunswick also sells loans to provide additional funds for lending or to reduce Brunswick's investment in long-term, fixed-rate mortgage loans. Brunswick also has exchanged participating interests in pools of mortgage loans. From time to time, Brunswick converts additional amounts of its fixed-rate, long-term mortgage loans into mortgage-backed securities through similar transactions. The purpose of these transactions is to convert the loans into marketable securities which can be easily sold for cash or used as collateral for borrowings. Brunswick did not sell any loans with recourse against Brunswick in fiscal years 1996, 1995, and 1994. At September 30,

1996, Brunswick was servicing approximately $133.3 million in loans for others, on which it receives an average of 27% per annum in servicing fees.

       The Bank sells loans on a cash gain or loss basis, a method which does not necessitate the creation of an excess servicing balance upon sale. The Bank has continued this policy during fiscal year 1996, and generally all gains (losses) recorded during fiscal year 1996 reflect such treatment.

       Set forth below is a table showing Brunswick's loan origination, purchase, and sales for the periods indicated.


                                                        Year Ended September 30,
                                           1996                    1995              1994
                                      ---------------         --------------      ---------
Loans Originated:
 Conventional real
   estate loans:
  Construction loans.............        $18,367,505            $11,274,329         $14,069,125
  Loans on existing
   property .....................         30,886,985             49,630,201          51,947,624
  Loans refinanced ..............         33,423,992             10,392,350          22,627,910
 Other Loans (1) ................          9,246,959              9,128,733           7,263,905
                                          ----------             ----------         -----------
   Total Loans
    Originated...................        $91,925,441            $80,425,613         $95,908,564
                                          ==========             ==========          ==========

Loans Sold:
 Participation loans.............       $    950,000       $            -0-     $           -0-
 Whole Loans (2) ................         32,330,171             12,019,672          33,500,598
                                          ----------             ----------          ----------
  Total loans sold...............        $33,280,171            $12,019,672         $33,500,598
                                          ==========             ==========          ==========

-------------------

(1) Includes consumer loans on a net change basis. Total consumer loan originations, including multiple rollovers of short term credits, for the fiscal years 1996, 1995, and 1994 were $25,263,332, $22,500,501, and
       $20,400,473, respectively.

(2) Fiscal year 1996 amount includes $6,445,235 in loans exchanged with the Federal Home Loan Mortgage Corporation for mortgage-backed securities.


       Income from Lending Activities. Brunswick's primary source of income is from the interest earned on the loans that it has in its loan portfolio. Interest rates charged on loans originated by Brunswick are primarily determined by the level of prevailing interest rates, the availability of lendable funds, the demand for such loans and competitive conditions.

       In addition to interest earned on loans, Brunswick receives fees in connection with loan originations, long-term commitments to lend funds and the servicing of loans sold by Brunswick. Brunswick also receives other income relating to existing loans in its portfolio, including loan prepayment penalties, late charges and fees collected in connection with loan modifications. Income realized from these sources varies significantly from period to period with the volume and types of loans made in response to competitive factors.

       At September 30, 1996, Brunswick had $690,856 in deferred mortgage loan fees. Pursuant to Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 91, loan fees and costs are deferred and amortized net as an adjustment of yield over the life of the related loan.

       Nonperforming Assets. Brunswick's collection procedures on delinquent loans provide that the borrower will be contacted by mail and payment will be requested when a loan payment is 15 days past due and again after 30 days. If the delinquency continues, subsequent efforts will be made to contact the delinquent borrower by telephone. If the loan continues in a delinquent status for 90 days, Brunswick generally will initiate foreclosure proceedings. Any property acquired by Brunswick as a result of foreclosure or by deed in lieu of foreclosure is then sold to recover all or part of Brunswick's investment.

       The table below sets forth the amounts and categories of Brunswick's non-performing assets, as computed by Brunswick.

                                                            At September 30,
                                            1996                  1995                   1994
                                        ------------          ------------           --------
Non-accrual loans (1)...............       $261,193            $  788,116             $1,080,021
Restructured Loans (2) .............        779,706             1,143,462                776,959
Real estate owned (3)...............        954,904             2,208,679              1,743,374
                                          ---------             ---------              ---------
Total non-performing
 assets.............................      1,995,803             4,140,257              3,600,354
                                          ---------             ---------              ---------
Potential problem
 loans (4)..........................      2,904,673               210,416              1,422,471
Total non-performing
 assets and potential
 problem loans......................     $4,900,476            $4,350,673             $5,022,825
Non-performing assets
 and potential problem
 loans as a percentage
 of assets..........................          1.97%                 1.72%                  2.17%

--------------------

(1) Generally refers to (i) certain loans (based primarily on the age of the loans) that are contractually delinquent for 60 to 90 days, or (ii) certain mortgage loans on which taxes on the security property are delinquent for two or more years.

(2) Refers to certain loans wherein concessions have been granted to the borrower(s) for economic reasons related to the borrower's financial difficulties, as defined by FASB Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring."

(3) Refers to real estate acquired by Brunswick through foreclosure or voluntary deed.

(4) Potential problem loans are those loans that management has identified as having certain characteristics that could impair the ability of the borrower to comply with the present loan repayment terms and that may result in such loans being placed on non-accrual status or becoming a troubled debt restructuring, or real estate owned in the future. These loans are generally 60 days past due and are monitored by management to facilitate further attention if necessary.

       Also, at September 30, 1996, Brunswick had 10 properties that were real estate owned, which were composed of five residential and five commercial properties. The five residential properties consist of one apartment building having a value of $47,109, one developed tract of residential lots valued at $45,932, and one individual residential lot valued at $4,979. Residential properties also include two single family units valued at $27,953 in aggregate, net of amounts owned by investors. Of the five commercial properties, three represent improved properties having a value in aggregate of $303,708. The remaining commercial properties consist of two developed parcels of land having values of $212,034 and $313,189, respectively. The properties are recorded at the lower of cost or fair value at the date of acquisition and are carried at the lower of acquisition value or net realizable value subsequent to the date of acquisition. If the amount is less than cost, the difference is charged to operations.

       Loans on which accrual of interest has been discontinued amounted to approximately $1.0 million at September 30, 1996. If interest on these loans had been accrued in accordance with the original contractual terms, such income for the year ended September 30, 1996 would have approximated $32,000. Interest payments on these loans of approximately $100,000 were received and recorded as interest income in the year ended September 30, 1996.

       Provision and Allowance for Probable Loan Losses. The following table sets forth an analysis of loan losses for the periods indicated:

                                                         Year Ended September 30,
                                             1996                1995                      1994
                                          -----------         ----------                -------
Balance at beginning
 of period..........................        $834,882                $786,111               $869,297
 Provision for possible
  loan losses.......................         240,000                 195,000                180,000
 Amounts charged off................        (299,318)               (189,497)              (300,605)
 Recoveries.........................          25,222                  43,768                 37,419
                                             -------                  ------               --------
Balance at end of
 period.............................        $800,786                $834,882               $786,111
                                              =======                =======                =======

       Management establishes an allowance for probable loan losses based upon management's evaluation of the pertinent factors underlying the types and quality of loans, current and anticipated economic conditions, collection experience, detailed analysis of individual loans to which full collectibility may not be assured, and determination of the existence and realizable value of the collateral and guarantees securing such loans. At September 30, 1996, Brunswick had $800,786 in general and $-0- in specific reserves for potential losses. Brunswick's total reserves at September 30, 1996 were allocated at approximately 43%, 25% and 32% to its three primary loan types, i.e., first mortgages, commercial loans, and consumer loans, respectively. Management believes that the allowance for probable loan losses was adequate at September 30, 1996. Although management believes that it uses the best information available to make determinations with respect to loan loss reserves, subsequent adjustments to reserves may be necessary if future economic conditions differ substantially from the assumptions used in making the initial determinations.

       SFAS No. 114 and 118. On October 1, 1994, Brunswick adopted Statements of Financial Accounting Standards No. 114 and 118 ("SFAS 114 and 118"). These Statements address the accounting by creditors for impairment of certain loans. The Statements generally require Brunswick to identify loans for which Brunswick probably will not receive full payment of principal and interest, as impaired loans. The Statements require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the observable market price of the loan, or the fair value of the underlying collateral if the loan is collateral dependent. Brunswick has implemented the Statements by modifying its periodic review of the adequacy of the allowance for loan losses to also identify in value impaired loans in accordance with guidance in the Statements. The adoption of the Statements did not have any material effect on the results of operations for the year ended September 30, 1996.

       For impairment recognized in accordance with SFAS 114 and 118, the entire change in the present value of expected cash flows, or the entire change in estimated fair value of collateral for collateral dependent loans, is reported as a provision for credit losses in the same manner in which impairment was initially recognized or as a reduction in the amount of the provision that otherwise would be reported. Brunswick maintains an allowance for the possible loss of accrued but uncollected interest on impaired loans when management believes that the collection of the interest is doubtful. If the ultimate collectibility of principal, either in whole or in part, is in doubt, any payment received on a loan for which the accrual of interest has been discontinued is applied to reduce principal to the extent necessary to eliminate such doubt. If the ultimate collectibility of principal is not in doubt, interest is credited to income in the period of recovery.

       The following summarizes the September 30, 1996 amounts that were reclassified as a result of Brunswick adopting SFAS 114 and 118, the amounts of impaired loans at September 30, 1996, and the average net investment in impaired loans and interest income recognized and received on impaired loans during the years ended September 30, 1996 and 1995:

                                                                      September 30,
                                                                            1996
Insubstance foreclosures reclassified to loans receivable            $           0
Allowance for loss on insubstance foreclosures reclassified
  to allowances for losses                                                       0

Loans identified as impaired:
       Gross loans with no related allowance for losses                    779,706
       Gross loans with related allowance for losses recorded                    0
       Less: Allowances on these loans                                           0
                                                                        ----------
Net investment in impaired loans                                           779,706

                                                                  Year Ended September 30
                                                              1996                       1995
                                                          ------------                -----------
Average investment in impaired loans                    $     951.646                $   831,869
Interest income recognized on impaired loans                   78,466                    113,610
Interest income received on impaired loans                     78,466                     85,169


Other Investment Activities

       Brunswick invests in short-term and long-term government securities primarily for the purpose of meeting the federal regulation requiring savings institutions to maintain a ratio of cash and short-term securities to net withdrawable deposit accounts and short-term borrowings of 5%. At September 30, 1996, Brunswick maintained a liquidity ratio of 8.4%. See "Regulation and Supervision -- Liquidity." It has been Brunswick's policy to maintain liquidity above the required amounts.

Investment Securities and Mortgage-Backed Securities

       Brunswick's investment securities at September 30, 1996, 1995, and 1994 consisted of U.S. Government treasury and agency and tax-free municipal obligations. The carrying values and estimated market values of investment securities on the dates indicated were as follows:

                                           Amortized              Estimated
                                            Cost                 Market Value

         September 30, 1996            $    8,032,109          $    8,024,132
         September 30, 1995            $   16,353,511          $   16,488,815
         September 30, 1994            $   15,976,701          $   15,815,769


       At September 30, 1996, Brunswick had unrealized gains and losses in its investment securities portfolio of $33,366 and $41,343, respectively, as compared to unrealized gains and losses at September 30, 1995 of $156,286 and $20,982, respectively. At September 30, 1996, Brunswick had unrealized gains and losses of $3,612 and $246,354, respectively, as compared to unrealized gains and losses of $77,895 and $89,917, respectively, at September 30, 1995 on mortgage-backed securities.

       The amortized cost and estimated market values of debt securities held as investments at September 30, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without penalties.

                                                                                             Estimated
                                               Amortized Cost                               Market Value
Due in one year or less                          $3,004,145                                   $3,010,320
Due after one year
  through five years                              4,027,964                                    4,040,681
Due after five years
  through ten years                               1,000,000                                      973,131
Due after ten years                                      --                                           --
                                             --------------                                -------------
                                                 $8,032,109                                   $8,024,132

Mortgage-backed securities                        8,582,633                                    8,339,891
                                                 ----------                                   ----------

                                                $16,614,742                                  $16,364,023
                                                 ==========                                   ==========

Sources of Funds

       General. Savings accounts and other types of deposits have traditionally been the primary source of funds for Brunswick's lending activities and for other general business purposes. In addition, Brunswick derives funds from loan repayments and Federal Home Loan Bank ("FHLB") advances, as well as other borrowings. Loan repayments are a relatively stable source of funds while deposit inflows and outflows vary widely and are influenced by prevailing interest rates and market conditions. Borrowings may be used to compensate for reductions in deposits or deposit inflows at less than projected levels and may be used on a longer term basis to support expanded lending activities.

       Deposits. Brunswick offers a variety of savings programs and related services. Deposits are obtained primarily from the communities in which Brunswick's offices are located. Brunswick does not advertise outside of these areas and does not solicit deposits from brokers. It offers premiums on certain accounts in order to attract funds.

       Savings deposits in Brunswick as of September 30, 1996, were represented by the various types of savings programs set forth below.

                                                                                                        Percentage
                                     Interest         Minimum          Minimum          Total              of
        Category                     Rate (1)           Term           Balance          Amount           Savings
---------------------------          --------         --------         -------          ------          -----------
Now Account-Non Interest             None              None     $         --      $  10,099,015           4.63%
Now Account                          2.25%             None               50         21,309,582           9.77
Passbook Statement Account           2.50%             None               50         20,104,167           9.22
Wall Street Checking                 2.25%(3)          None            2,500          4,161,181           1.91
Money Market Deposit Account         2.25%(4)          None            2,500         10,570,806           4.85
Commercial Check-Interest            2.25%             None               50          5,525,179           2.53
Commercial Checking                  None              None               50          7,729,774           3.55
Gold Edge                            2.50%          90 days               50            524,762            .24
                                                                                    -----------         ------
                                                                                  $  80,024,466          36.70%
                                                                                     ----------          -----
Certificates of Deposit:
Fixed-Term - Fixed-Rate              5.50%        48 months              500          7,415,705           3.40
Fixed-Term - Fixed-Rate              5.30%        12 months              500         46,392,962          21.27
Fixed-Term - Fixed-Rate              5.30%        18 months              500          3,297,778           1.51
6-Month Money Market                 5.00%         182 days            1,000         12,758,797           5.85
3-Month Money Market                 4.25%          91 days            1,000          2,142,585            .98
Fixed-Term - Fixed-Rate              5.50%        36 months              500          5,756,833           2.64
Negotiated Jumbo                     5.30%(2)     1-12 mos.          100,000         27,261,881          12.50
Fixed-Term - Fixed-Rate              5.30%        24 months              500         15,676,559           7.19
Fixed-Term - Fixed-Rate               * %         30 months             NONE            163,335            .08
Fixed-Term - Fixed-Rate              5.50%        60 months              500         17,184,958           7.88
                                                                                   ------------         ------
                                                                                    138,051,393          63.30
                                                                                   $218,075,859         100.00%
*  Plan no longer offered                                                          ============         ======
-----------------

(1)  Rates offered as of September 30, 1996.
(2)  Rate on 12-month term.
(3)  Rate tiers up to 3.00%.
(4)  Rate tiers up to 3.50%.

       The following table sets forth the time deposits in Brunswick classified by rates being paid as of the dates indicated.

                                                                                  At September 30,
                                                                1996                  1995                   1994
                                                            -------------         -------------         ---------
 1.75% -  3.75%                                           $      325,001      $       658,691        $  25,931,085
 3.76% -  5.75%                                               72,406,637           31,124,375           62,478,823
 5.76% -  7.75%                                               64,594,186          111,556,545           27,855,210
 7.76% -  9.75%                                                  334,156              608,452            1,795,672
 9.76% - 11.75%                                                  391,413              451,427              529,075
11.76% - 13.75%                                                      -0-                  -0-               78,433
                                                        ----------------     ----------------        -------------
                                                            $138,051,393         $144,399,490         $118,668,298
                                                             ===========          ===========          ===========

       The following table sets forth the amount and maturities of time deposits in Brunswick at September 30, 1996.

                                                                Amount Due
                    Less than                                                     3 Years and
   Rate            One Year             1-2 Years              2-3 Years          Thereafter                 Total
 2 -  4%        $         -0-       $      135,344           $    221,393    $            -0-        $      356,737
 4 -  6%            1,086,629           77,439,888             12,390,921           7,532,768            98,450,206
 6 -  8%            5,329,589           17,702,328              8,656,900           6,895,066            38,583,883
 8 - 10%                  -0-               52,307                567,885                 -0-               620,192
10 - 12%                  -0-                  -0-                 40,375                 -0-                40,375
                -------------      ---------------           ------------     ---------------         -------------

                   $6,416,218          $95,329,867            $21,877,474         $14,427,834          $138,051,398
                 ============           ==========             ==========          ==========           ===========

       As part of its strategy to maintain its interest rate sensitivity within desired tolerances, Brunswick periodically seeks to lengthen the term of its liabilities so as to match such liabilities with assets of similar terms. Brunswick seeks to attract such deposits through advertising campaigns and by offering competitive rates, gifts and incentives to employees.

       The following table sets forth the deposit activities of Brunswick for the periods indicated.


                                                                     Year Ended September 30,
                                               1996                      1995                           1994
                                        ------------------        ------------------             -----------

Deposits.........................     $1,268,795,400              $1,144,975,849                $1,063,073,724
Withdrawals .....................      1,282,953,549               1,131,564,224                 1,065,862,680
                                                                   -------------                 -------------
 Net cash increase
  (decrease) before
  interested credited............        (14,158,149)                 13,411,625                   (2,788,956)
Interest credited................         $9,428,012            $      8,678,990                    6,957,844
                                          ----------                  ----------                    ---------
  Net increase (decrease) in
   deposits......................   $     (4,730,137            $     22,090,615              $     4,168,888
                                          ==========                  ==========                    =========

         The following table sets forth time deposits of $100,000 or more (jumbo deposits) by remaining time to maturity, as of September 30, 1996.

           0 - 3 months...........................              $ 7,198,719
           4 - 6 months...........................                5,316,189
           7 - 12 months...........................               8,844,676
  Greater than 12 months...........................              10,639,697
                                                                 ----------
                                                                $31,999,281
                                                                 ==========
       Borrowings. Brunswick periodically obtains funds through borrowings from the FHLB of Atlanta. At September 30, 1996, Brunswick had $1,500,000 in advances at interest rates ranging from 7.90% to 7.91% compared to advances of $2,200,000 and $4,000,000 at September 30, 1995 and 1994, respectively. FHLB borrowings have been made on the security of Brunswick's FHLB stock, mortgage-backed securities, investment securities and cash. Brunswick had no other short-term borrowings during fiscal years 1996, 1995, and 1994.

       A savings institution is required to be a "qualified thrift lender" in order to have full access to FHLB advances. Generally, an institution must have at least 65% of its portfolio assets invested in housing and housing related investments in order to qualify. As of September 30, 1996, Brunswick satisfied the qualified thrift lender test. For information regarding the "qualified thrift lender" requirements, see "Regulation and Supervision" below.


Interest Rate Comparison and Profitability

       Brunswick's earnings are affected by its "spread", that is, the difference between the rate of return on its loan and investment portfolios and its cost of money (consisting principally of interest paid on savings deposits and on borrowings). The return on its loan portfolio changes primarily as a result of the rates and volumes of new and existing loans, and the return on its investment portfolio depends on the interest rates paid on such securities and the amount of funds invested. The cost of money is primarily dependent on short-term interest rates, which are subject to volatile movements. Expanded investment authority and the ability to make adjustable rate mortgage loans has provided Brunswick with better means to match the maturities of its assets and liabilities.

       Brunswick has implemented a number of measures in recent years in an effort to make the yields on its loan and investment portfolios more responsive to changes in its cost of money. These steps include an emphasis on consumer, construction and other short-term or variable rate loans, and efforts to reduce the amount of long-term, fixed-rate real estate loans with low interest rates in Brunswick's portfolio. Moreover, substantially all long-term, fixed-rate loans currently being originated are being sold in the secondary market. In addition, Brunswick is trying to solicit deposits with longer terms, to increase core deposits and to match assets with liabilities to the extent possible.

       The following tables set forth for the periods and at the dates indicated the weighted average yields earned on Brunswick's assets and the weighted average interest rates paid on Brunswick's liabilities (e.g., deposits and borrowings), together with the net spread on interest-earning assets for the periods indicated (loan portfolio data includes mortgage-backed securities and non-accrual loans) and selected performance ratios.

                                                               Year Ended September 30,
                                                 1996                   1995                   1994
                                            --------------         --------------           ---------
Weighted average yield
 on loan portfolio....................          8.64%                  8.68%                    8.10%
Weighted average yield
 on mortgage-backed
 securities...........................          6.74                   6.99                     6.84
Weighted average yield
 on investment securi-
 ties    .............................          6.56                   6.43                     5.81
Weighted average yield
 on other investments.................          5.65                   6.36                     4.24
Weighted average
 yield on all
 interest-earning
 assets  .............................          8.31                   8.27                     7.62
Weighted average rate
 paid on savings
 deposits.............................          4.66                   4.40                     3.71
Weighted average rate
 paid on FHLB advances................          6.96                   5.87                     5.99
Weighted average rate
  paid on short-term borrowings.......          2.25                   2.50                    --
Weighted average rate
 paid on all
 interest-bearing
 liabilities..........................          4.69                   4.42                     3.77
Net yield on average
 interest earning assets..............          4.05                   4.21                     4.16
Return on assets......................           .86                   1.28                     1.42
Return on equity......................          8.31                  12.82                    13.89
Equity to assets......................         10.31                  10.01                     9.80



                                       14




                                                                              At September 30,
                                                           1996                    1995                    1994
                                                     ----------------        ----------------        ----------
Weighted average yield
 on loan portfolio........................                 8.62%                   8.59%                   8.34%
Weighted average yield
 on mortgage-backed
 securities...............................                 6.44                    6.99                    6.88
Weighted average yield
 on investment
 securities...............................                 6.48                    6.41                    6.08
Weighted average yield
 on other investments.....................                 5.47                    5.74                    4.77
Weighted average
 yield on all
 interest-earning
 assets...................................                 8.30                    8.08                    7.90
Weighted average rate
 paid on savings
 deposits.................................                 4.43                    4.81                    3.77
Weighted average rate
 paid on FHLB advances....................                 7.91                    6.82                    6.32
Weighted average rate
 paid on all
 interest-bearing
 liabilities..............................                 4.46                    4.83                    3.82
Net spread on average
 interest earning
 assets...................................                 3.84                    3.25                    4.08
Equity to assets ratio....................                10.45                   10.07                   10.24


       The following table sets forth certain information regarding changes in interest income and interest expense of Brunswick for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume of assets or liabilities outstanding (changes in volume multiplied by old rate),
(ii) changes in the interest rate earned or paid on those balances (changes in rate multiplied by old volume), and (iii) a combination of changes in rate and volume (change in rate multiplied by the change in volume).

                                                                  Year Ended September 30,
                                       1996 vs. 1995                   1995 vs. 1994                    1994 vs. 1993
                                   Increase (Decrease)              Increase (Decrease)             Increase (Decrease)
                                         Due to                           Due to                           Due to
                                                       Rate/                            Rate/                            Rate/
(Dollars in Thousands)          Volume      Rate       Volume      Volume      Rate     Volume     Volume        Rate    Volume
                                ------     ------    ---------     ------     ------    ------     -------      -------  ------
Interest earning
 assets:
 Loans ......................    $1,359       $(75)        $(6)      $643      $1,043      $46      $1,074       $(434)     $(34)
 Mortgage-backed
  securities.................       242        (29)         (8)        (6)         18       --         108         (38)       (6)
 Investment securities.......      (232)        20          (5)      (119)        109      (13)      (372)        (154)        38
 Other interest..............
  earning assets.............      (174)      (121)         19        162         281       81          57           71        10
 Total interest earning
  assets ....................       893         93           4        736       1,446       63         811        (467)      (23)
Interest bearing
 liabilities:
 Savings deposits............       397        544          24        375       1,375       70         274        (654)      (23)
 Advances from the
  FHLB.......................       (62)        39         (11)       (96)         (6)       2          72         (30)       (8)
 Short-term borrowings.......        --         (1)         --          --         --        3          --           --        --
 Total interest-bearing
  liabilities................       334        576          20        337       1,328       58         325        (668)      (27)


Service Corporation Activities

       Federally chartered thrift institutions may invest in service corporations as a vehicle to engage in securities, real estate development and other activities that may not be directly permissible. Brunswick is permitted to invest an amount equal to 3% of its assets in its service corporation. In addition, a federal thrift institution meeting its applicable minimum regulatory capital requirements may invest, but subject to restrictions on loans to one borrower, up to 50% of the institution's total capital in conforming loans to service corporations.

       Brunswick formed a wholly owned service corporation, First Shelter Service Corporation ("First Service"), in 1971 primarily for the purpose of providing appraisal and construction inspection services to Brunswick. In the past, First Shelter had engaged in limited land development and joint venture activities, in addition to providing appraisal and construction inspection services. At present, First Shelter is inactive. As of September 30, 1996, the net book value of Brunswick's investment in its service corporation, which consisted of its investment in the stock and accumulated undistributed retained earnings of the service corporation, was approximately $304,000 or .12% of assets.

Regulation and Supervision

       General. Brunswick is a member of the FHLB system ("FHLB System") and its deposit accounts are insured up to applicable limits by the SAIF of the FDIC. Brunswick is subject to extensive regulation by the OTS and the FDIC and must file reports with the OTS concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other depository institutions. The OTS conducts periodic examinations to determine Brunswick's compliance with various regulatory requirements.

       In 1989, the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") was enacted. This law was designed to reduce the number of problem savings and loan associations, to recapitalize the thrift insurance fund, and to reform and reorganize the regulatory structure applicable to savings associations that were regulated by the Federal Home Loan Bank Board ("FHLBB") prior to FIRREA. Under FIRREA, the Federal Savings and Loan Insurance Corporation ("FSLIC") was dissolved and the SAIF was created as the new insurance fund for savings institutions. The insurance fund for commercial banks was renamed the Bank Insurance Fund ("BIF"), the assets of which are not commingled with those of the SAIF. The OTS, which replaced the FHLBB and is the primary federal regulator for all thrift institutions, is a bureau of the Department of the Treasury.

       In 1991, a comprehensive deposit insurance and banking reform plan, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), became law. FDICIA, which was enacted to recapitalize the BIF, effects a number of regulatory reforms that impact both savings institutions and banks. FDICIA authorizes the regulators to take prompt corrective action to solve the problems of critically undercapitalized institutions. As a result, the banking regulators are required to take certain supervisory actions against undercapitalized institutions, the severity of which increases as an institution's level of capitalization decreases. Pursuant to FDICIA, the federal banking agencies have established the levels at which an insured institution is considered to be "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." See "Capital Requirements" below for a discussion of the applicable levels. In addition, FDICIA requires each federal banking agency to establish standards relating to internal controls, information systems, and internal audit systems that are designed to assess the financial condition and management of the institution; loan documentation; credit underwriting; interest rate exposure; asset growth; and compensation, fees and benefits. FDICIA lowered the qualified thrift lender
(QTL) investment percentage applicable to SAIF-insured institutions. FDICIA further requires annual on-site full examinations of depository institutions, with certain exceptions, and annual reports on institutions' financial and management controls.

       The following material summarizes certain of the regulatory requirements applicable to Brunswick.

       Federal Home Loan Bank System. The FHLB System, which consists of 12 regional FHLBs, provides a central credit facility primarily for member institutions. As a member of the FHLB of Atlanta, Brunswick is required to acquire and hold shares of capital stock in that FHLB in an amount at least equal to the greater of 1% of the aggregate principal amount of Brunswick's unpaid residential mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 5% of its aggregate outstanding advances (borrowings) from the FHLB of Atlanta. As of September 30, 1996, Brunswick was in compliance with this requirement, with an investment in FHLB of Atlanta stock of approximately $1.6 million.

       The FHLB of Atlanta serves as a reserve or central bank for the member institutions within its assigned region. It is funded primarily from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the Federal Housing Finance Board and the Board of Directors of the FHLB of Atlanta. At September 30, 1996, Brunswick had $1.5 million in advances from the FHLB of Atlanta, at interest rates ranging from 7.90% to 7.91%. The advances will mature by January 27, 1997.

       Liquidity. Brunswick is required to maintain an average daily balance of liquid assets (cash, balances maintained in or passed through to a Federal Reserve Bank, certain time deposits, certain bankers' acceptances, specified United States government, state or Federal agency obligations, shares of certain mutual funds, certain corporate debt securities, certain commercial paper, and certain mortgage-related securities) equal to a monthly average of not less than a specified percentage of its net withdrawable accounts plus borrowings payable on demand or in one year or less ("Short Term Borrowings"). This liquidity requirement may be changed from time to time by the Director of the OTS ("Director") to between 4% to 10%; it is currently 5%. OTS regulations also require each member savings institution to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable accounts and short-term borrowings. Monetary penalties may be imposed for failure to meet those liquidity requirements. The daily average liquidity of Brunswick for September 1996 was 10.47% and exceeded the then-applicable 5% liquidity requirement. Its short-term daily average liquidity ratio for September 1996 was 4.14% and exceeded the then-applicable 1% short-term liquidity requirement.

       In addition, Federal Reserve regulations generally require that reserves of 3% be maintained against aggregate transaction accounts of $49.3 million or less (subject to adjustment by the Federal Reserve), and that an initial reserve of 10% (subject to adjustment by the Federal Reserve between 8% and 14%) be maintained against that portion of total transaction accounts in excess of such amount. In addition, the Federal Reserve may require an initial reserve of between 0% and 9% to be maintained on nonpersonal time deposits with, or regarded as having, an original maturity of less than one and one-half (1.5) years. Money market deposit accounts are subject to the reserve requirement applicable to nonpersonal time deposits when not held by a natural person. The first $4.4 million of otherwise reservable balances (subject to adjustments by the Federal Reserve) are exempted from the reserve requirements.

       The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements that may be imposed by the OTS. Because required reserves must be maintained in the form of either vault cash, a non-interest-bearing account at a Federal Reserve Bank, or a "pass-through account," as defined by the Federal Reserve, the effect of the reserve requirement is to reduce Brunswick's interest-earning assets.

       FHLB System members also are authorized to borrow from the Federal Reserve discount window, but Federal Reserve regulations require institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

       Insurance of Deposit Accounts. Brunswick's deposit accounts are insured by the FDIC to the maximum amount permitted by law, currently $100,000 for each insured account, through the SAIF fund. With respect to assessments paid by associations, the FDIC historically imposed assessments on each association based on the institution's assessment risk classification. The rates ranged from $.23 to $.31 for each $100 of domestic deposits. The rate at which a SAIF member institution paid assessments was determined on the basis of capital and supervisory measures. For the fiscal year ended September 30, 1996, Brunswick's assessment rate was $.23 for each $100 of domestic deposits. On September 30, 1996, legislation was enacted which, among other things, imposed a special one-time assessment on SAIF member institutions, including Brunswick, in order to recapitalize the SAIF and allocate to SAIF and BIF-insured institutions an annual assessment to cover interest payments on Financing Corp. (FICO) bonds issued in the 1980's to assist the thrift industry. The special one-time assessment levied by the FDIC amounts to 65.7 basis points on SAIF assessable deposits held by an institution as of March 31, 1995. SAIF-insured institutions were required to recognize the special assessment, which is tax deductible, as of September 30, 1996. Accordingly, Brunswick took a charge of $2.36 million before taxes as a result of the FDIC special assessment. Beginning on January 1, 1997, SAIF members will pay an annual assessment of 6.4 basis points on SAIF-insured deposits to cover interest payments on the FICO bonds. The FDIC also has proposed a base assessment schedule for SAIF institutions which would range from 4 to 31 basis points, with an adjusted assessment schedule that would immediately reduce those rates by 4 basis points. Accordingly, well-capitalized thrifts, similar to BIF-insured members, would effectively have an assessment rate of zero for deposit insurance, excepting the FICO assessment of 6.4 basis points discussed above. The new rate would apply to all SAIF-insured institutions beginning January 1, 1997.

       The FDIC has the authority to suspend the deposit insurance of any thrift without tangible capital. However, if a thrift achieves positive capital by including qualifying supervisory goodwill, the FDIC cannot suspend deposit insurance unless the FDIC's Board of Directors determines that: (i) the thrift's capital has declined materially; (ii) the thrift is engaging in an unsafe or unsound practice or is in an unsafe or unsound condition; or (iii) the thrift has violated an applicable law, rule, regulation, or order, or any condition imposed by, or written agreement entered into with, a federal banking agency, or has failed to enter timely into an acceptable capital improvement plan. At September 30, 1995, Brunswick had tangible capital of 10.01% of total assets.

       Loans to One Borrower and Certain Loan Limits. FIRREA provides that the same limits on loans to one borrower that apply to national banks apply to savings institutions. Generally, a savings association may lend to a single or related group of borrowers, on an unsecured basis, an amount equal to 15% of its unimpaired capital and surplus. An additional amount equal to 10% of unimpaired capital and surplus, may be loaned if secured by readily marketable collateral, which is defined to include securities and bullion, but generally does not include real estate. Notwithstanding such provisions, a savings association may make loans to one borrower (i) for any purpose, up to $500,000, or (ii) to develop domestic residential housing units, up to the lesser $30 million or 30% of the association's unimpaired capital and unimpaired surplus, if certain conditions are satisfied. In addition, a savings association's loans to one borrower to finance a sale of real property acquired in satisfaction of debts previously contracted in good faith may not exceed the 15% limit.

       Under the regulations described above, as of September 30, 1996, Brunswick could lend to a single borrower and its related entities on an unsecured basis an amount not to exceed $3.9 million based upon its unimpaired capital and surplus. Also as of that date, it could lend an additional $2.6 million if secured by readily marketable collateral. As of September 30, 1996, the amount outstanding to the largest single borrower of Brunswick was $3.3 million.

       FIRREA also imposes limits on a federal savings association's aggregate "nonresidential real property loans." FIRREA generally limits the aggregate amount of "loans on the security of liens upon nonresidential real property" to 400% of the association's capital as determined under the capital standards of FIRREA. FIRREA also permits the Director to allow an association to exceed the aggregate limitation if the Director determines that exceeding the limitation would pose no significant risks to the safe and sound operation of the association, and would be consistent with prudent operating practices.

       Qualified Thrift Lender Test. The QTL test generally requires that a savings association's qualified thrift investments equal or exceed 65% of the association's "portfolio assets" (total assets less (i) specified liquid assets up to 20% of total assets, (ii) intangibles, including goodwill, and (iii) the value of property used to conduct business) on a monthly average basis in nine of every twelve months.

       "Qualified thrift investments" include all investments related to domestic residential real estate or mobile homes, the book value of property used by the savings association in conducting its business and stock issued by any FHLB. "Investments related to domestic residential real estate" include: home mortgages; homeimprovement loans; other loans on the security of residential real estate; obligations of the FHLB System; investments in deposits of other insured institutions; securities issued or guaranteed by the FHLMC, Federal National Mortgage Association, or Government National Mortgage Association, or issued by the FSLIC Financing Corporation; mortgage servicing rights; and other mortgage-related securities. Investments related to domestic residential real estate also include investment in a corporation, partnership, or trust in proportion to the amount of gross revenues derived by that entity from activities related to domestic housing. In addition to investments related to domestic residential real estate and property used in conducting the association's business, qualified thrift investments also include specified liquid assets and 50% of the residential mortgage loans originated by the association and sold within 90 days of origination, but those liquid assets and mortgage loans may not exceed 20% of the association's tangible assets.

       Any savings institution that fails to become or remain a QTL must either convert to a commercial bank charter or be subject to restrictions specified in the OTS regulations. A savings institution that converts to a bank must pay all SAIF insurance assessments until the date of its conversion to BIF membership. Any such institution that does not become a bank is prohibited from: (i) engaging in any new activity not permissible for a national bank; (ii) paying dividends not permissible under national bank regulations; (iii) obtaining advances from any FHLB; and (iv) establishing any new branch office in a location not permissible for a national bank in the association's home state. In addition, beginning three years after the association failed the QTL test, the association would be prohibited from engaging in any activity not permissible for a national bank and would have to repay any outstanding advances from an FHLB as promptly as possible. A savings institution may requalify as a QTL if it thereafter complies with the QTL test. As of September 30, 1996, Brunswick was in compliance with the QTL test as amended by FDICIA.

       Enforcement Powers. Pursuant to FIRREA, the OTS was granted enhanced, extensive enforcement authority over all savings associations. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Since the enactment of FIRREA, the OTS has significantly increased the use of written agreements to correct compliance deficiencies with respect to applicable laws and regulations and to ensure safe and sound practices; violations of such written agreements are grounds for initiation of cease and desist proceedings. FIRREA significantly increased the amount of and grounds for civil money penalties assessable against savings associations and "institution-affiliated parties." FDICIA granted the FDIC back-up enforcement authority to recommend enforcement to an appropriate federal banking agency (i.e., the OTS) and to bring such enforcement action against a savings association or an institution-affiliated party if such federal banking agency fails to follow the FDIC's recommendation. In addition, FIRREA requires, except under certain circumstances, public disclosure of final enforcement actions by the OTS. FIRREA also expanded the group of persons subject to administrative enforcement proceedings to include any "institution-affiliated party," including (i) controlling shareholders, (ii) certain persons who participate in the affairs of an institution, and (iii) attorneys, appraisers, and accountants who knowingly or recklessly participate in wrongful action that had or is likely to have an adverse effect on an insured depository institution. The FDIC Act, as amended by FIRREA, provides that an institution-affiliated party may be subject to removal or suspension whenever such person has violated any law, regulation, or order or has engaged in an unsafe or unsound practice that causes the institution to suffer financial loss.

       FIRREA substantially increased the civil money penalties that may be assessed for violations of law to as much as $1 million per day. Sentences now range from up to 30 years for most financial institutions-related crimes involving theft, fraud, and embezzlement to as much as life imprisonment in the case of "financial kingpins" who derive more than $5 million from their crimes within a certain period. Federal financial institutions agencies also have the authority to prevent the dissipation of assets wrongfully obtained by institution-affiliated parties and amends federal bankruptcy laws to prevent such persons from using bankruptcy to avoid payment of civil and criminal money penalties. It also is a crime to knowingly conceal an asset or property from the FDIC or the Resolution Trust Corporation ("RTC") or to obstruct the examination of a financial institution.

       FIRREA also expanded the grounds for appointment for a conservator or receiver for a savings association. Grounds for such appointment include: insolvency; substantial dissipation of assets or earnings; existence of an unsafe or unsound condition to transact business; likelihood that the association will be unable to pay its obligations in the normal course of business; and insufficient capital or the likely incurring of losses that will deplete substantially all capital with no reasonable prospect for replenishment. FIDIC added additional grounds for the appointment of a conservator or receiver of a savings association.

       As a result of FIRREA and FDICIA, federal regulators have greater flexibility to impose enforcement action on an institution that fails to comply with its regulatory requirements, particularly with respect to the capital requirements. Possible enforcement action ranges from the imposition of a capital plan to the termination of deposit insurance. While the OTS has primary responsibility over savings associations, the FDIC is empowered to recommend enforcement action to the Director. If the Director does not take action, the FDIC has authority to compel such action under certain circumstances.

       Capital Requirements. FIRREA and the implementing regulations of the OTS and the FDIC changed the capital requirements applicable to savings associations, including Brunswick, and the consequences of failing to comply with those requirements. The capital standards include (i) a core capital requirement, (ii) a tangible capital requirement, and (iii) a risk-based capital requirement. As described in more detail below, if an association fails to meet any of the three capital standards, it must submit a capital restoration plan to be approved by the OTS. Such failure may also result in the imposition of various restrictions on the association.

       The core capital standard requires a savings association to maintain "core capital" of not less than 3% of adjusted total assets. "Core capital" includes common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts, pledged deposits of mutual savings associations, and certain goodwill resulting from prior regulatory accounting practices.

       While the items mentioned above are included in core capital, intangible assets must be deducted in computing core capital because they are excluded from assets under FIRREA's capital rules. There are exceptions to that rule of deduction, however. Purchased credit card relationships and mortgage servicing rights may be included in core capital, in an amount not in excess of 50% of core capital computed before deducting any disallowed intangible assets or mortgage servicing rights. Purchased mortgage servicing rights, provided that such rights must be valued at the lower of 90% of fair market value to the extent determinable, or current amortized book value, and that any amount written off must be deducted from core capital. Qualifying supervisory goodwill held by an eligible savings association must be deducted from assets in determining core capital. Finally, investments in subsidiaries engaged in activities not permissible for a national bank generally must be deducted from assets in determining core capital.

       The tangible capital requirement requires a savings association to maintain tangible capital in an amount not less than 1.5% of adjusted total assets. "Tangible capital" is defined as core capital minus intangible assets.
 FIRREA authorizes the inclusion of up to 90% of purchased mortgage servicing rights in calculating tangible capital, but OTS regulations prohibit the inclusion of supervisory goodwill in calculating tangible capital.

       The risk-based capital requirement requires a savings association to maintain risk-based capital of not less than 8% of risk-weighted assets. Risk-based capital includes core capital and supplementary capital, provided that the amount of supplementary capital counting toward the requirement may not exceed core capital.

       In calculating the risk-based capital requirement for a savings association, risk-weighted assets equals total assets plus consolidated off-balance sheet items, where each asset or item is multiplied by the appropriate risk weight as described below. Before an off-balance sheet item is assigned a risk weight, it must be converted to an on-balance sheet credit equivalent amount. That conversion generally is accomplished by multiplying the item by either 100%, 50%, 20%, or 0%, whichever is applicable under the OTS regulations. Each asset and each credit equivalent amount is assigned a risk weight as follows: (i) 0%, for cash and certain government securities; (ii) 20%, for securities of the United States government or its agencies not backed by the full faith and credit of the United States government and for high-quality mortgage-related securities; (iii) 50%, for certain revenue bonds and qualifying residential mortgage loans; or (iv) 100%, for most other loans.

       For purposes of determining the core and tangible capital components, FIRREA requires that investments in certain "nonincludable subsidiaries" be deducted from assets. Nonincludable subsidiaries are generally those engaged in activities not permissible for national banks. However, certain exemptions generally apply where the subsidiary: (i) is engaged in the activities solely as an agent for its customers; (ii) is engaged solely in mortgage-banking activities; (iii) (a) is an insured depository institution or a company whose sole investment is an insured depository institution and (b) was acquired by the association prior to May 1989; or (iv) is a federal savings association that existed as such on August 9, 1989, and was, or acquired its principal assets from, an association that was chartered before October 15, 1982, as a state savings or cooperative bank. At September 30, 1996, Brunswick had no investments in or advances to nonincludable subsidiaries.

       OTS regulations provide that a savings association's total capital is equal to its core capital plus its supplementary capital (up to 100% of its core capital). However, in addition to assets otherwise required to be deducted in calculating core capital, reciprocal holdings of depository institution capital instruments must be deducted from assets in determining total capital. In addition, that portion of land and nonresidential construction loans in excess of 80% loan-to-value ratio, as well as all equity investments, must be deducted from assets in determining total capital. At September 30, 1996, Brunswick's investment in the portion of land and nonresidential construction loans in excess of 80% loan-to-value ratio and all equity investments was not significant.

       Brunswick must maintain core capital at least equal to 3.0% of total adjusted assets and risk-based capital at least equal to 8.0% of risk-weighted assets. Additionally, Brunswick must maintain tangible capital at least equal to 1.5% of total adjusted assets.

The following table presents Brunswick's capital levels at September 30, 1996, relative to these requirements.

                                            Amount      Percent      Actual         Actual          Excess
   (Dollars in thousands)                  Required    Required     Amount         Percent         Amount
Core Capital.....................            $7,478     3.0%         $26,174        10.5%           $18,696
Tangible Capital.................             3,739     1.5           26,174        10.5             22,435
Risk-Based Capital...............            13,874     8.0           26,758        15.4  (1)        12,884

       (1) Represents risk-based capital as a percentage of risk-weighted assets.

       Although those capital ratios exceed the minimum capital requirements imposed by the implementing OTS regulations at September 30, 1996, future events, such as increased interest rates, asset write-downs, or a downturn in the economy in areas where Brunswick has most of its loans, could adversely affect future earnings and, consequently, the ability of Brunswick to meet its future minimum capital requirements.

       Savings associations with "above normal" interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings association's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200-basis point increase or decrease in market interest rates (except when the 3-month Treasury bond equivalent yield falls below 4%, then the decrease will be equal to one-half of that Treasury rate) divided by the estimated economic value of the association's assets, as calculated in accordance with guidelines set forth by the OTS. A savings association whose measured interest rate risk exposure exceeds 2% must deduct an interest rate component in calculating its total capital under the risk-based capital rule. The interest rate risk component is an amount equal to one-half of the difference between the institution's measured interest rate risk and 2%, multiplied by the estimated economic value of the association's assets. That dollar amount is deducted from an association's total capital in calculating compliance with its risk-based capital requirement. Under the rule, there is a two quarter lag between the reporting date of an institution's financial data and the effective date for the new capital requirement based on that data. The rule also provides that the Director of the OTS may waive or defer an association's interest rate risk component on a case-by-case basis.

       The OTS also has adopted regulations to implement the system of prompt corrective action established by FDICIA. The rules permit the OTS to take certain supervisory actions when an insured association falls within one of five specifically enumerated capital categories. Under the rules, an institution will be deemed to be (i) "well-capitalized" if the association has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and the association is not subject to any enforcement agreement relating to capital; (ii) "adequately capitalized" if the association exceeds a riskbased capital ratio of 8%, a Tier 1 risk-based capital ratio of 4%, and a leverage ratio of 4% (3% if the association has a composite one rating); (iii) "under capitalized" if the association's risk-based capital ratio is less than 8%, Tier 1 capital ratio is less than 4%, or leverage ratio is less than 4% (3% if it has a composite one rating); (iv) "significantly under capitalized" if the association's risk-based capital is less than 6%, Tier 1 capital ratio is less than 3%, or leverage ratio is less than 3%; and (v) "critically under capitalized" if the association has a ratio of tangible equity to total assets that is 2% or below. The regulations provide a framework of supervisory actions based on the capital level of an insured association. Generally, an association may not declare any dividends, make any other capital distribution, or pay a management fee if, following the distribution or payment, the institution would be within any one of the three under capitalized categories. There is a limited exception to this prohibition for stock redemptions that do not result in any decrease in an association's capital and would improve the association's financial condition, provided the redemption has been approved by the OTS. Institutions that are classified as under capitalized also are subject to additional mandatory supervisory actions, including increased monitoring by the OTS, a requirement to submit a capital restoration plan, and restrictions on growth of the institution's assets as well as a limitation on its ability to make acquisitions and open branches. In addition to the foregoing, a significantly under capitalized institution may not pay bonuses or raises to its senior executive officers without prior OTS approval and also must comply with additional mandatory requirements regarding the operation of the association in the interim. Based upon the foregoing regulations and First Federal's capital ratios as of September 30, 1996, First Federal would be considered in the well-capitalized category.

       The Director may grant an exemption from a capital directive imposing operational restrictions or corrective actions if: (i) the exemption would pose no significant risk to the affected deposit insurance fund; (ii) the association's management is competent; (iii) the association is in substantial compliance with all applicable statutes, regulations, orders, and supervisory agreements and directives; and (iv) the association's management has not engaged in any activities that have jeopardized the association's safety and soundness or contributed to impairing its capital. In addition, a savings association that does not meet applicable capital standards may not increase its assets without the Director's prior written approval, and in no event may increase its assets beyond the amount of net interest credited to its deposit liabilities.

       In addition to the foregoing prompt corrective action provisions, FDICIA also sets forth requirements that the federal banking agencies, including the OTS, review their capital standards every two years to ensure that their standards require sufficient capital to facilitate prompt corrective action and to minimize loss to the SAIF and the BIF.

       Appointment of Receiver or Conservator. FIRREA and FDICIA significantly expand the grounds upon which a receiver or conservator may be appointed for a savings association. That expansion enhanced the ability of regulatory authorities to engage in "early intervention" to take control of an association before it is insolvent. Included in the new grounds for appointment are (i) "having substantially insufficient capital," (ii) incurrence or likely incurrence of losses that will substantially deplete all of the association's capital and no reasonable prospect for replenishing that capital without federal assistance, and (iii) a violation of law or regulation that is likely to weaken the association's condition.

       Limitation on Capital Distributions. The OTS has promulgated a rule governing capital distributions such as dividends, stock repurchases, and cash-out mergers by savings associations. The rule establishes three tiers of institutions. An institution that meets or exceeds its fully phased-in capital requirement after giving effect to a proposed distribution is considered a "Tier 1 Institution" under the rule and may make aggregate capital distributions during a calendar year, without prior OTS approval, of up to the greater of (i) all of its net income to date during the year plus an amount that would reduce its excess capital ratio to one-half of such excess capital ratio at the beginning of the calendar year or (ii) 75% of its net income over the most recent four quarterly period. An institution that meets its current regulatory capital requirement, but not its fully phased-in requirement, after giving effect to a proposed distribution is a "Tier 2 Institution" and may make capital distributions without prior OTS approval of up to the following percentage of net income for the most recent four-quarter period: (i) 75% of such net income if the association meets its fully phased-in risk-based capital requirements before the distribution; or (ii) 50% of such net income if the association meets only its current risk-based capital standards before the distribution. A savings association that fails to meet its regulatory capital requirements (a "Tier 3 Institution") may not make capital distributions without the OTS's prior written approval. An institution meeting the Tier 1 capital criteria but that has been notified by the OTS that it is in need of more than normal supervision may be treated as a Tier 2 or a Tier 3 institution. As of September 30, 1996, Brunswick was a Tier 1 Institution and would be permitted to distribute 100% of net income and one-half of its excess capital in a given year. However, there can be no assurance that Brunswick will remain a Tier 1 Institution for purposes of the rule.

       The OTS also may determine that any capital distribution would constitute an unsafe or unsound practice and prohibit the distribution, in particular if Brunswick's capital were decreasing due to substantial losses.

       Transactions with Affiliates. FIRREA made Federal Reserve Act ("FRA") Sections 23A, 23B, and 22(h) applicable to savings associations. Those sections limit extensions of credit to affiliated institutions, executive officers, directors, and 10% stockholders. Generally, Sections 23A and 23B (i) limit the extent to which the insured association or its subsidiaries may engage in certain covered transactions with an affiliated institution to an amount equal to 10% of such institution's capital stock and surplus, and place an aggregate limit on all such transactions with all affiliated institutions of an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms consistent with safe and sound banking practices. "Covered transactions" include the making of loans, the purchasing of assets, the issuance of a guarantee, and similar transactions. FIRREA also imposed three additional rules on savings associations: (i) a savings association may not make any extension of credit to an affiliate unless that affiliate is engaged only in activities permissible for bank holding companies; (ii) a savings association may not purchase or invest in securities insured by an affiliate, other than a subsidiary; and (iii) the Director may impose more stringent restrictions on savings associations than those set forth in Sections 23A, 23B, and 22(h) of the FRA.

       Brokered Deposits. FIRREA also added a new Section 29 to the FDI Act generally prohibiting the acceptance or renewal of brokered deposits by any under-capitalized insured depository institution after December 7, 1989, except upon the specific application to and waiver of that prohibition by the FDIC. The statute defines "brokered deposits" to include not only (i) deposits solicited through the assistance of a third-party deposit broker, but also (ii) deposits obtained by a depository institution by offering a rate of interest that is at least 50 basis points (0.5%) higher than the prevailing rate offered by similar depository institutions in the same market area. As of September 30, 1996, Brunswick had no deposits that would be considered to be "brokered deposits" under the statute and the FDIC's regulations.

       Corporate Debt Securities Below Investment Grade. FIRREA also generally prohibits savings associations and their subsidiaries from acquiring or retaining any corporate debt security that, at the time of acquisition, is not (or, in the case of previously acquired securities, was not) rated in one of the four highest rating categories by at least one nationally recognized statistical rating organization. At September 30, 1996, Brunswick had no corporate debt securities below investment grade.

       Investment Portfolio Accounting. Savings associations are required to account for transactions in accordance with GAAP, which requires that investment securities held to maturity be accounted for at amortized cost; securities available-for-sale, at the lower of cost or market; and trading securities, at market.

       Asset Classification. The OTS has a classification system for problem assets of insured institutions which covers all problem assets, including assets that previously had been treated as "scheduled items." Under that classification system, problem assets of insured institutions are classified as "substandard," "doubtful," or "loss," depending on the presence of certain characteristics as discussed below.

       An asset is considered "substandard" if inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

       When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but that, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the institution's Principal Supervisory Agent, who can order the establishment of additional general or specific loss allowances.

       Service Corporation Subsidiaries. The HOLA authorizes federally chartered savings associations to invest up to 3% of their assets in the stock of service corporation subsidiaries. In addition, federal thrift institutions meeting their applicable minimum regulatory capital requirements may invest up to 50% of regulatory capital in conforming loans to service corporations. The OTS's implementing regulations require that the activities of a service corporation be reasonably related to the activities of a federal association and generally provide that OTS approval must be obtained before a service corporation may commence any new activity. However, the regulations list a number of activities in which a service corporation may engage without prior OTS approval, including:
(i) originating and servicing mortgage, consumer, educational, and commercial loans; (ii) providing escrow, liquidity and credit analysis, and other backroom services for other financial institutions; (iii) developing and managing real estate; and (iv) providing certain securities brokerage services.

       Under Section 18(m) of the FDI Act, also added by FIRREA, all savings associations must provide the FDIC and the OTS with 30 days' notice prior to (i) establishing or acquiring a new subsidiary or (ii) commencing a new activity through an existing subsidiary, and, as part of the notice, must furnish such information regarding the new subsidiary or activity as either agency may require.

       Assessments. FIRREA also amended the HOLA to allow the OTS to assess fees on savings associations to fund the operations of the OTS, to recover the costs of examining institutions under its jurisdiction, and to provide for the processing of various types of applications, notices, requests, and securities filings. Prior to the enactment of FIRREA, the FHLBB had obtained its funding primarily from FHLB contributions and FSLIC insurance premiums. The OTS has adopted regulations which implement these statutory provisions. The regulations provide for OTS assessments to be made either quarterly or semiannually based on the total consolidated assets of a savings association as shown on its most recent report to the agency. Troubled savings associations are to be assessed at a rate 50% higher than similarly sized thrifts that are not experiencing problems.

       Restrictions on Acquisition. Brunswick must obtain approval from the OTS before acquiring control of any other savings association. Such acquisitions are generally prohibited if they result in a savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association. Brunswick may acquire up to 5%, in the aggregate, of the voting stock of any nonsubsidiary savings association or savings and loan holding company without being deemed to acquire "control" of the association or holding company. In addition, a savings and loan holding company may hold shares of a savings association or a savings and loan holding company for certain purposes, including a bona fide fiduciary, as an underwriter or in an account solely for trading purposes. Under certain conditions, a savings and loan holding company may acquire up to 15% of the shares of a savings association or savings and loan holding company in a qualified stock issuance; such acquisition is not deemed a controlling interest.

       Federal statutes applicable to all depository institutions require a person or entity seeking to obtain control of Brunswick to obtain the prior approval of the OTS as the principal regulatory agency of federally chartered savings banks. FIRREA amended the Change in Bank Control Act (the "Control Act") to apply to savings associations. The Control Act provides that no person, acting directly, indirectly, or through or in concert with one or more other persons, may acquire "control" of a savings association without giving at least 60 days' prior written notice to the Director and having the Director not object or extend such 60-day period. Federal law also generally provides that no company may acquire "control" of an insured savings association without the Director's prior approval, and that any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination, and regulation under Section 10 of the HOLA and regulations adopted pursuant thereto.

       FIRREA also authorizes the Federal Reserve to approve bank holding company acquisitions of savings associations and provides that the Federal Reserve may not impose "tandem restrictions" in connection with such approvals. Those provisions of FIRREA specifically reverse a long-standing policy of the Federal Reserve precluding acquisitions of healthy thrift institutions by bank holding companies.

       Federal Income Taxation. Brunswick and its subsidiary are subject to taxation as corporations under applicable provisions of the Internal Revenue Code. Brunswick's federal income tax returns have been audited by the Internal Revenue Service through September 30, 1992. Brunswick and its subsidiary file a consolidated federal income tax return on the basis of a September 30 fiscal year using the accrual method of accounting. Although Brunswick is included in a consolidated tax return with its subsidiary, certain federal income tax rules are applicable to Brunswick only.

       For example, savings institutions like Brunswick that meet certain definitional tests, primarily relating to their assets and the nature of their business, are permitted to deduct annual additions to a reserve for bad debts, within specified formula limits. In each tax year, the deductible addition may be computed using the more favorable of either: (i) a method based generally on the institution's average loan loss experience over the six-year period ending with the taxable year (the "Experience Method"), or (ii) a method based on a specified percentage of the institution's taxable income (the "Percentage Method").

       Brunswick uses the Percentage Method for computing additions to its bad debt reserve for "qualifying real property loans" (generally those loans secured by interests in real property). Additions to the reserve for nonqualifying real property loans must be computed under the Experience Method.

       Under the Percentage Method, the allowable deduction is computed as a percentage of Brunswick's taxable income before the deduction, as adjusted for certain items (such as the dividends-received deduction, withdrawals from excess bad debt reserves, as discussed below, and certain gains), and is generally equal to

8% of adjusted taxable income, less any amounts deducted in connection with nonqualifying real property loans. The allowable deduction for qualifying real property loans computed under the Percentage Method is also subject to various other limitations that historically have not affected Brunswick.

       To the extent that Brunswick's reserve for losses on qualifying real property loans exceeds the amount that would have been allowed under the Experience Method, then amounts that are considered to have been withdrawn from that excess reserve to make distributions to stockholders will be included in Brunswick's taxable income. Dividend distributions in excess of Brunswick's current or accumulated earnings and profits as calculated for federal income tax purposes will be considered to result in withdrawals from its bad debt reserve. Distributions in redemption of stock or in partial or complete liquidation also are considered to result in withdrawals from the bad debt reserve regardless of the level of current or accumulated earnings and profits. In the case of Brunswick, no such distributions have taken place, nor does management anticipate that any such distributions will take place in the near future.

       Certain other special rules apply to financial institutions such as Brunswick. For example, financial institutions are permitted to carry net operating losses ("NOLs") back for three years or forward for fifteen years. In addition, although taxpayers generally are not permitted to deduct interest expense allocable to the purchase or carrying of tax-exempt obligations, financial institutions are entitled to deduct 80% of their interest expense deemed allocable to tax-exempt obligations acquired before August 8, 1986 (100% for obligations acquired before 1983). A financial institution is not permitted to deduct any portion of its interest expense allocable to tax-exempt obligations acquired after August 7, 1986, other than designated tax-exempt obligations issued by small municipal issuers, which remain subject to the 80% limit.

       Corporations are liable for an alternative minimum tax ("AMT") equal to 20% of alternative minimum taxable income (taxable income after making certain "adjustments" and adding certain "preferences") if and to the extent the AMT exceeds the regular income tax. The preference and adjustment items include (but are not limited to): (i) the excess of the allowable bad debt deduction over the deduction that would have been allowable on the basis of actual experience, (ii) for taxable years beginning after 1989, 75% of the difference (positive or negative) between "Adjusted current earnings" and alternative minimum taxable income (as specifically determined for this purpose), (iii) interest on certain "private activity" bonds( issued for the benefit of nongovernmental persons) issued after August 7, 1986, and (iv) replacement of the regular NOL deduction with the alternative minimum tax NOL deduction (computed with the AMT adjustments and reduced by preference items) which may be utilized to offset only 90% of the alternative minimum taxable income. Brunswick was not liable for the AMT for its taxable year ended September 30, 1996.

       State Income Taxation. Under Georgia law, financial institutions generally are subject to the same taxes, state and local, as other corporations in Georgia. The state corporation income tax rate to which Brunswick is subject is 6% of Georgia taxable net income, which is equal to federal taxable income with certain adjustments. In addition to the corporate income tax, financial institutions in Georgia are subject to a corporate net worth tax, intangible, tangible, real and personal property taxes, and a special occupation tax at a rate of .25% of gross receipts. The appropriate county or city is also permitted to levy a business license fee at a rate of .25% of gross receipts. The total amount of the license fee and occupation tax is allowed as a credit against the corporation income tax.

Effect of Governmental Policies

       The earnings and business of Brunswick are and will be affected by the policies of various regulatory authorities of the United States, especially the Federal Reserve Board. The Federal Reserve Board, among other things, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve Board for these purposes influence in various ways the overall level of investments, loans, other extensions of credit and deposits, and the interest rates paid on liabilities and received on assets.


Interest and Usury

       Brunswick is subject to numerous state and federal statutes that affect the interest rates that may be charged on loans. These laws do not, under present market conditions, deter Brunswick from continuing the process of originating loans.


Competition

       Brunswick encounters significant competition in its market from commercial banks, thrift institutions, other financial institutions and financial intermediaries. Brunswick not only competes with other banks performing banking services in its markets, but also competes with various other types of financial institutions for deposits, certain commercial, fiduciary and investment services and various types of loans and certain other financial services. Brunswick also competes for interest-bearing funds with a number of other financial intermediaries and investment alternatives, including "money-market" mutual funds and brokerage firms.

    Brunswick competes not only with financial institutions based in the State of Georgia, but also with a number of out-of-state banks, bank holding companies and other financial institutions which have an established market presence in Georgia. Many of the financial institutions operating in Georgia are engaged in local, regional, national and international operations and have more assets and personnel than Brunswick. Most of the southeastern states, including Georgia, have enacted legislation that allows bank holding companies (and in certain cases, thrift institutions) in those states to acquire banks (and in certain cases, thrift institutions) and bank holding companies in other states located in the region, which has the effect of causing competition to intensify.


Employees

    As of September 30, 1996, Brunswick and its subsidiary had 102 full-time employees and 35 part-time employees. The employees are not represented by a collective bargaining unit. Brunswick believes that its employee relations are excellent.

Item 2.  Properties

Properties

    The following table sets forth certain information concerning Brunswick's offices. All were full service offices at September 30, 1996. The total net book value of such offices at September 30, 1996 was approximately $1.4 million.

                                           Year
                                          Facility             Title to
       Office Location                     Opened          the Building (1)

Main Office                                 1974         Leasehold.  Lease
  777 Gloucester Street                                  terminates in
  Brunswick, GA  31520                                   2003 and has one
                                                         ten-year renewal
                                                         option.

St. Simons Ocean Boulevard Office           1961         Fee Simple.
  621 Ocean Boulevard
  St. Simons Island, GA 31522

St. Simons Plaza Office                     1986         Leasehold. Lease
  1600 Frederica Road                                    terminates in
  St. Simons Island, GA 31522                            2006 and has two
                                                         ten-year renewal
                                                         options.

Glynn Place Mall Office                     1986         Fee Simple.
  167 Altama Connector
  Brunswick, GA 31520

Altama Office                               1966         Leasehold. Lease
  4401 Altama Avenue                                     terminates in
  Brunswick, GA 31520                                    1998 and has two
                                                         ten-year renewal
                                                         options.
-----------------------

(1) Brunswick owns the land on which all of its offices, except the St. Simons Plaza, is located.

       Brunswick uses the services of an outside data processing firm for its data processing and recordkeeping functions.


Item 3.  Legal Proceedings

       In 1988, Brunswick entered into an agreement with The Citizens & Southern Corporation and certain related affiliates which provided for the acquisition of Brunswick by C&S and the exchange of Brunswick common stock for C&S common stock. The agreement was amended in 1990 to provide for receipt of C&S/Sovran Corporation stock by Brunswick stockholders as a result of the merger in 1990 of C&S with Sovran

Financial Corporation (which was acquired by NationsBank Corporation ("NationsBank") in late 1991). On September 27, 1991, Brunswick filed a suit in Glenn County Superior Court against C&S/Sovran and its affiliated entities asserting that they had breached the agreement entered into with Brunswick. In May, 1994, a jury found that C&S/Sovran breached the agreement in March, 1991 by not filing certain regulatory applications to pursue the acquisition of Brunswick. On December 16, 1994, the court issued an order which provided that Brunswick would be entitled to the remedy of specific performance of the agreement entered into with C&S/Sovran. The order also provided that a subsequent jury trial would be held to determine when the merger should have closed. The order also required the defendants to make an acquisition proposal to Brunswick stockholders to acquire Brunswick stock in exchange for NationsBank stock. On July 18, 1996, a Glynn County jury determined that the merger would have closed on June 19, 1991. On October 15, 1996, the Court issued an Order finding that the number of NationsBank shares required to be offered to Brunswick stockholders is 1,280,268 shares, increased by the number of NationsBank shares in an amount equal to the difference between dividends paid by the defendants since December 1991 less dividends paid on all Brunswick shares from June 19, 1991 to the date of the offer. The Order stated that the number of NationsBank shares to be offered is subject to reduction by the amount payable by First Federal pursuant to employment severance agreements as well as legal fees paid by Brunswick which exceed amounts set forth in the Court's Order. On November 12, 1996, Brunswick sent a share calculation letter to NationsBank addressing the method by which the Order will be implemented and advising NationsBank that, after Brunswick pays approximately $12.5 million for its contractual obligations for litigation attorneys' fees and $1.3 million to four senior executive officers pursuant to change of control agreements, Brunswick's stockholders will receive .80 shares of NationsBank stock for each share of Brunswick stock. The parties anticipate that the closing of the NationsBank transaction will occur in the second quarter of 1997.

       Brunswick and its subsidiary are party to various legal proceedings in the normal course of their business; however, Brunswick management believes that the ultimate outcome in such proceedings in the aggregate would not have a material adverse effect on the financial position or results of operations of Brunswick and its subsidiary on a consolidated basis.


Item 4.  Submission of Matters to a Vote of Security Holders

       No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended September 30, 1996.


                                    PART II


Item 5.  Market for the Registrant's Common Equity and Related Stockholder
         Matters

       The information contained under the section captioned "Capital Stock" in the Annual Report is incorporated herein by reference.


Item 6.  Selected Financial Data

       The information contained in the table captioned "Selected Financial Highlights" in the Annual Report is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

       The information contained in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report is incorporated herein by reference.


Item 8.  Financial Statements and Supplementary Data

       The consolidated financial statements contained in the Annual Report are incorporated herein by reference.


Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

       The registrant has not had any disagreements with its accountants on any matter of accounting principles or practices or financial statement disclosure.


                                    PART III


Item 10.  Directors and Executive Officers of the Registrant

       The information contained under the sections captioned "Directors" and "Executive Officers" under "Proposal One - Election of Directors" in the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on January 22, 1997, to be filed with the OTS pursuant to Regulation 14A within 120 days of the registrant's fiscal year end (the "Proxy Statement"), is incorporated herein by reference.


Item 11.  Executive Compensation

       The information contained in the sections captioned "Information About the Board of Directors and Its Committees", "Executive Compensation and Benefits" and "Information on Benefit Plans and Policies" under "Proposal One - Election of Directors" in the Proxy Statement, is incorporated herein by reference.


Item 12.  Security Ownership of Certain Beneficial Owners and Management

       Information contained in the sections captioned "Directors" and "Management Stock Ownership" under "Proposal One - Election of Directors," and "Ownership of Equity Securities" in the Proxy Statement, is incorporated herein by reference.


Item 13.  Certain Relationships and Related Transactions

       The information contained in the section captioned "Certain Transactions" under "Proposal One Election of Directors" in the Proxy Statement, is incorporated herein by reference.

                                    PART IV

Item 14.  Exhibits, Financial Statement Schedules, and Reports on
          Form 8-K

       The following are contained in the registrant's Annual Report to Stockholders.

         (a)      1.     Financial Statements

                         Report of Independent Public Accountants - First Federal Savings Bank of Brunswick, Georgia and Subsidiary

                         Consolidated Statements of Financial Condition as of September 30, 1996 and 1995

                         Consolidated Statements of Income for the Years Ended September 30, 1996, 1995, and 1994

                         Consolidated Statements of Changes in Stockholders' Equity for the Years Ended September 30, 1996, 1995 and 1994

                         Consolidated Statements of Cash Flows for the Years Ended September 30, 1996, 1995 and 1994

                         Notes to Consolidated Financial Statements

                  2.     Financial Statement Schedules

                         All schedules have been omitted as the required information is either inapplicable or included in the Notes to Consolidated Financial Statements.

                  3.     Exhibits

                  3.1 Charter and By-laws of First Federal Savings Bank of Brunswick, Georgia (Incorporated by reference to Exhibit 3 to Brunswick's Form 10 filed with the FHLBB on June 28, 1984)

                  3.2 Assistant Secretary's Certificate dated November 18, 1991 setting forth Corporate Resolutions amending Bylaws of First Federal Savings Bank of Brunswick, Georgia (Incorporated by reference to Exhibit 3.2 to Brunswick's Annual Report on Form 10-K for the fiscal year ended September 30, 1993)

                  10.1 First Federal Savings Bank of Brunswick, Georgia 1984 Stock Option Plan, as amended (Incorporated by reference to Exhibit 10 to Brunswick's Annual Report on Form 10-K for the fiscal year ended December 31, 1986)

                  10.2 Form of Agreement entered into January 1, 1995 between First Federal Savings Bank of Brunswick, Georgia and each of Ben T. Slade, III, John J. Rogers and James H. Gash (incorporated by reference to Exhibit 10.2 to Brunswick's Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

                  13.1 First Federal Savings Bank of Brunswick, Georgia 1996 Annual Report

                  21.1   Subsidiary of the Registrant

         (b)      Reports on Form 8-K

                  No Current Reports on Form 8-K were filed by Brunswick during the last fiscal quarter covered by this report.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brunswick, State of Georgia, on December 26, 1996.

                                 FIRST FEDERAL SAVINGS BANK
                                  OF BRUNSWICK, GEORGIA

                              By: /s/ Ben T. Slade, III
                                  --------------------------------
                                      Ben T. Slade, III, President

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on December 26, 1996.

         Signature                                   Title

  /s/ Ben T. Slade, III              Chairman of the Board and President
----------------------------
Ben T. Slade III

  /s/ John J. Rogers                 Senior Vice President - Mortgage Banking,
----------------------------         Chief Financial
John J. Rogers                       Officer, and Director

  /s/ Robert B. Sams                 Vice President and Controller
----------------------------
Robert B. Sams

  /s/ James H. Gash                  Senior Vice President - Commercial Banking
----------------------------         and Director
James H. Gash

  /s/ James F. Barger                Director
----------------------------
James F. Barger

  /s/ J. Dewey Benefield, Jr.        Director
----------------------------
J. Dewey Benefield, Jr.

----------------------------         Director
William O. Faulkner

  /s/ Mack F. Mattingly              Director
----------------------------
Mack F. Mattingly

  /s/ T. Gillis Morgan, III          Director
----------------------------
T. Gillis Morgan, III

  /s/ D. Paul Owens                  Director
----------------------------
D. Paul Owens

----------------------------         Director
Jack Torbett

  /s/ L. Gerald Wright               Director
----------------------------
L. Gerald Wright

                First Federal Savings Bank of Brunswick, Georgia
                                   Form 10-K
                   For Fiscal Year Ending September 30, 1996

                                 EXHIBIT INDEX

Exhibit                                                            Page
  No.                      Exhibit                                  No.


13.1            First Federal Savings Bank of Brunswick,
                Georgia 1996 Annual Report

22.1            Subsidiary of the Registrant

                                  Exhibit 13.1



                First Federal Savings Bank of Brunswick, Georgia





                         Annual Report to Stockholders


                    For Fiscal Year Ended September 30, 1996

                        A MESSAGE FROM THE PRESIDENT


     Our  net   income  for  the  fiscal   year ended      __________________
September  30,  1996  was  $2,156,717  (earnings  per
share  of  $1.42)  compared to  $3,114,460  (earnings
per  share  of $2.05)  for the prior year. The primary          Picture
reason  for the decline was  the  one-time expense  to
the Bank of  approximately  $1,362,000 ($885,000 after
tax) representing a special  assessment on deposits of              of
65.7 basis points required to recapitalize the Savings
and Loan Insurance Fund ("SAIF"). Now that the fund is
recapitalized, our premiums for Federal Deposit Insurance      The President
will decline dramatically and this will have a beneficial
effect on our future  income.  Another  reason for   the
decline in net income is the $171,518 increase in legal           Goes Here
fee expense because of the July 1996 trial in our
litigation  with NationsBank.                                  ----------------

   Return on average assets for the year ended September 30, 1996 was .86% compared with 1.28% for 1995. Exclusive of the one-time SAIF assessment and the net increase in legal fees, our return on average assets would have been 1.25%.

   During July of 1996, we celebrated the 70th birthday of First Federal Savings Bank. This was a delightful occasion and gave us the opportunity to thank many long-time customers for their loyalty over the years. Several customers who have been with us for the full seventy years attended the birthday party.

   As previously reported, the NationsBank litigation has now been settled pursuant to the Court Order of October 5, 1996. The result will be the acquisition of First Federal by NationsBank Corporation in a tax-free exchange of stock. Stockholders of First Federal will be offered .80 shares of NationsBank stock for each First Federal share. The full details of the proposed transaction will be described in the proxy materials that should be mailed in March of 1997. The projected closing should occur between March 31, 1997 and April 30, 1997.

   We are, of course, pleased to have this lengthy litigation behind us and feel that the result will be rewarding for all stockholders of First Federal. At current prices for NationsBank stock, the transaction will be valued at approximately $115 million. When you consider that our original stock issue was approximately $2.7 million, this is quite a substantial increase in value over the twelve-year period that we've been a public company.

   We've been assured by NationsBank that they are eager to conclude this transaction and bring their array of services to the people of Brunswick and Glynn County. All of us at First Federal will do our best to provide for a smooth transition and hope all of our stockholders and customers will be pleased with the resulting changes.


Yours very truly,

/s/ Ben T. Slade, III

Ben T. Slade, III
President

                               HIGHLIGHTS OF 1996

NET INTEREST INCOME                                 DIVIDENDS PAID
(graph appears below                            (graph appears below
and plot points appears                          and plot points appears
as follows:)                                     as follows:)

Millions of Dollars                              Thousands of Dollars
1992           7.74                               1992            868
1993           8.57                               1993            913
1994           9.26                               1994          1,123
1995           9.78                               1995          1,334
1996           9.84                               1996          1,395

Shifts in net interest income are a function of volume, movements in interest rates, and the positioning of the Bank with respect to interest rate risk management. The Bank works to maximize net interest income within the parameters of interest rate risk management so as to provide for stability in net interest income over varying movements in interest rates.

The $5,633,000 in cash dividends paid to shareholders over the past five years exceeds the net amount raised in 1984, in the Bank's only public offering, by $3,250,000.


SELECTED FINANCIAL HIGHLIGHTS

                             1996            1995              1994            1993            1992
Gross Income             $22,736,355     $21,309,238        $19,020,263     $19,217,317     $21,171,010
Total Interest Income     20,191,565      19,202,040         16,957,142      16,636,594      18,487,263
Total Interest Expense    10,353,532       9,423,311          7,700,190       8,069,801      10,750,488
Net Interest Income        9,838,033       9,778,729          9,256,952       8,566,793       7,736,775
Income Before Income Taxes 3,348,967       4,815,060          4,224,524       4,109,802       3,536,157
Net Income                 2,156,717       3,114,460          3,280,424       2,660,712       2,245,357
Net Income Per Share1           1.42            2.05               2.17            1.77            1.50
Cash Dividends Declared          .95             .89                .75             .61             .58
Book Value Per Share 2         17.29           17.00              15.44           14.33           13.19
Real Estate Loans 3      182,897,960     163,832,021        158,597,317     155,377,526     141,230,291
Total Net Loans 3        209,868,046     186,664,013        179,017,162     173,200,538     158,257,837
Mortgage-Backed
  Securities               8,339,891      12,232,044         11,074,637      11,086,923       9,092,030
Investment Securities      8,024,132      16,488,815         15,976,701      20,247,531      22,164,392
Total Assets             249,117,444     253,287,453        231,514,862     228,145,524     220,644,738
Total Deposits           218,075,859     222,805,996        200,715,381     196,546,493     192,374,447
Total Borrowings           1,500,000       2,200,000          4,000,000       5,300,000       3,300,000
Total Net Worth           26,025,085      25,506,415         23,622,064      21,449,495      19,701,917
Total Regulatory Capital  26,758,000      26,101,000         24,114,000      22,318,000      20,445,000
Total Full Service Offices         5               5                  5          5                    5

1 Calculated based on fully diluted shares outstanding.
2 Calculated assuming all options exercised.
3 Includes mortgage loans held for sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General Overview:

From the Bank's headquarters and two branch offices located in Brunswick, along with two branch offices on St. Simons Island, the Bank is primarily engaged in the business of attracting deposits from the general public and investing those funds in real estate, consumer, and commercial loans. Deposits averaged $218.4 million in the current year compared to average deposits of $209.3 million in the year ago period. The Bank's loan portfolio averaged $203.4 million in the current year, rising from an average of $187.7 million during the period one year ago.

The Bank recorded net income of $2,156,717 or $1.42 per share for the fiscal year ended September 30,1996 compared to net income of $3,114,460 ($2.05 per share) and $3,280,424 ($2.17 per share) for the years ended September 30,1995 and 1994. Fiscal year 1996 results included a charge of $1,362,018 representing a provision made for the payment of a special assessment imposed by Congress intended to re-capitalize the "thrift" portion of the Federal Deposit Insurance Fund. This charge reduced net income by approximately $885,000 or 5.58 per share.

Liquidity and Capital Resources:

The Bank is required to maintain minimum liquidity levels of cash and eligible securities equal to 5% of withdrawable savings accounts and short-term borrowings. Cash and eligible securities include cash and due from banks, interest-bearing deposits in other banks, federal funds sold, other short-term investments and certain investment securities. At September 30, 1996 and 1995, cash and eligible securities totalled $24.0 million and $46.0 million, respectively. It has been the Bank's policy to maintain liquidity in excess of the required 5% amount. A secondary source of liquidity to the Bank has resulted from the conversion of single family mortgage loans to Federal Home Loan Mortgage Corporation ("FreddieMac") participation certificates ("PC's"). During fiscal year 1996, $6.4 million in loans were exchanged with FreddieMac for PC's. While not eligible to be considered for regulatory liquidity, these certificates may be readily sold to raise additional cash and may also be used as collateral for both short and long-term borrowings. At September 30,1996, the Bank held approximately $3.9 million in PC's resulting from such exchanges with FreddieMac. Average daily liquidity was 10.47% and 19.90% for the months of September 1996 and 1995, respectively.

The Bank's one year interest rate gap was a positive $34.8 million at September 30,1996 compared to a positive $38.0 million at September 30,1995. The interest rate gap calculation involves measuring the difference between maturing or repricing interest earning assets and maturing or repricing interest bearing liabilities over a given time frame, e.g., one year. Measurement of the Bank's gap has historically categorized NOW and passbook deposit accounts as non-interest rate sensitive liabilities. At September 30, 1996, NOW and passbook accounts totalled, in aggregate, $55.9 million, and should interest rates remain at or rise from current levels, the rates paid by the Bank on these accounts could rise as well. The decrease in the Bank's positive one year gap resulted primarily from a decrease in short term liquid investments from $23.4 million at September 30,1995 to $14.1 million at September 30,1996. Funds held in short-term liquid investments at September 30,1995, consisting of federal funds sold, interest bearing deposits in other banks, and treasury and agency securities maturing within one year, were shifted into mortgage, consumer, and commercial loans throughout the current fiscal year as loan demand and interest rate risk considerations allowed. This action provided for an increase in the Bank's weighted yield on interest earning assets from 8.08% at September 30, 1995 to 8.30% at September 30, 1996, despite a decline in both the prime and federal funds rates of 50 basis points during the current fiscal year.

Total loan originations for the year ended September 30, 1996 increased to $91.9 million from $80.4 million one year ago, reflective of a healthy economy combined with accommodative levels of interest rates. Loans secured by real estate increased to $200.2 million at September 30,1996 from $179.7 million at September 30, 1995. Construction loans accounted for 40% of this increase, rising from $13.0 million one year ago to $21.2 million at September 30,1996.

Total deposits decreased to $218.1 million at September 30, 1996 from $222.8 million at September 30,1995, as certificate of deposit balances declined $6.3 million in the current year. During the first two quarters of fiscal year 1995, as the Federal Reserve board ("FRB") increased short term interest rates in order to cool economic activity, the rates offered on certificates of deposit increased to levels attractive to investors as certificate balances increased by $25.7 million. During the fourth quarter of fiscal year 1995, the FRB began lowering short-term interest rates in response to several months of acceptable economic and inflation indicators and continued this posture into the first two quarters of the current year. In response to this action, the rates offered on certificates declined significantly and some proceeds from maturing accounts were transferred to investments outside the Bank.

Advances from the Federal Home Loan Bank declined from $2.2 million at September 30,1995 to $1.5 million at September 30,1996. Twelve million dollars in new short-term advances were drawn and repaid during the current fiscal year and an additional $.7 million, drawn in prior years, was repaid as well.

At September 30,1996, the Bank had approximately $2.1 million in outstanding commitments to fund loans. Of this amount, approximately $1.2 million were commitments to fund loans on single family residential homes, approximately $.7 million were to fund loans on other real estate, and approximately $.2 million were to fund various consumer and non-real estate commercial loans. The cash needed to fund these loans will be derived from principal repayments on outstanding loans and through the fulfillment of commitments to sell loans in the secondary markets.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) requires that savings associations must now satisfy three separate capital standards. The Bank must maintain core capital at least equal to 3.0% of adjusted total assets and risk- based capital at least equal to 8.0% of risk-weighted assets. Additionally, the Bank must maintain tangible capital at least equal to 1.5% of total adjusted assets. At September 30,1996, the Bank's position with respect to these requirements was as follows:

(Dollars in         Amount      Percent      Actual     Actual      Excess
 Thousands)         Required     Required     Amount     Percent     Amount

Core Capital        $7,478        3.0%       $26,174     10.5%      $18,696
Tangible Capital     3,739        1.5         26,174     10.5        22,435
Risk-Based Capital  13,874        8.0         25,758     15.4(1)     12,884

(1) Represents risk-based capital as a percentage of risk-weighted assets.

Impact of Inflation and Changing Prices:

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The principal element of the Bank's earnings is interest income which may be significantly affected by the level of inflation and by government monetary and fiscal policies adopted in response to inflationary or deflationary pressures.

During fiscal year 1994, in response to significantly higher levels of economic activity, the FRB increased the federal funds rate from 3.00% to 3.25%, and followed up with four additional increases to raise the rate to 4.75% at September 30, 1994. During the first two quarters of fiscal year 1995, the FRB continued its efforts to cool the economy and raised the federal funds rates to 6.00%. Early in the fourth quarter of fiscal year 1995, responding to several months of acceptable economic and inflationary indicators the FRB reduced the federal funds rate by 25 basis points to 5.75%. During December and January of the current year the funds rate was cumulatively lowered an additional 50 basis points to 5.25% and remained at this level through September 30,1996.

Any future measures designed to restrict the growth in the monetary supply could cause an increase in short-term interest rates. These rates have a greater effect on the Bank than the general level of inflation and changing prices and give added importance to the need to manage the interest rate gap.

Results of Operations:

Net income for the fiscal year ended September 30,1996 was $2,156,717 ($1.42 per share) compared to $3,114,460 ($2.05 per share) for the fiscal year ended September 30,1995, which followed net income of $3,280,424($2.17 per share) for the fiscal year ended September 30, 1994. Fiscal year 1996 included a one-time charge to the Bank of approximately $1,362,000 representing a special assessment on deposits of 65.7 basis points enacted by Congress on September 30,1996 as a measure to recapitalize the Savings Association Insurance Fund. This charge reduced net income by approximately $885,000 or approximately $.58 per share. Fiscal year 1994 net income included income of $525,000 ($.35 per share) resulting from the required adoption of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes". The rules set forth in SFAS No. 109 changed the manner in which income tax expense is determined for financial statement purposes. Adoption of SFAS No. 109 during the first quarter of fiscal year 1994 resulted in a reduction in the Bank's deferred tax liability with a resulting benefit recorded through the income statement as a cumulative effect of a change in accounting principle.

The largest components of the Bank's total income and total expenses are interest income from loans and investments and interest expense on deposits and borrowings. The difference between these items is net interest income, and the difference between the combined yield on loans and investments and the cost of deposits and borrowings is referred to as the yield spread.

Total interest income for the years ended September 30, 1996, 1995 and 1994 was approximately $20,191,565, $19,202,040, and $16,957,142, respectively. Of the increase in interest income from fiscal year 1995 to 1996 of approximately $l.0 million, approximately $.1 million was due to an increase in rate and approximately $.9 million was due to an increase in volume.

The primary factor in the increase in interest income from fiscal year 1995 to 1996 was the increase in the Bank's earning assets. The fiscal year 1995 increase in the Bank's total assets of $21.8 million (resulting from certificates of deposit inflow) occurred primarily during the third and fourth quarters, and although total assets did decline during fiscal year 1996 by $4.2 million, interest earning assets averaged $242.7 million in the current year compared to $232.2 million during fiscal year 1995. Additionally, the weighted average yield on the Bank's interest earning assets increased from 8.27% during fiscal year 1995 to 8.31% during fiscal year 1996, despite a 50 basis point decline in both the prime and federal funds rates in the current year. This improvement in yield resulted from a shift in funds from both federal funds sold and securities available for sale accounts into higher yielding loan products. The Bank's loan to deposit ratio increased from 83.8% at September 30,1995 to 96.2% at September 30, 1996.

Interest on mortgage-backed securities increased to $1,021,788 in the current year from $817,223 during fiscal year 1995 resulting from an increase in the average portfolio balance from $11.7 million during fiscal year 1995 to $15.1 million in the current year. During the first quarter of fiscal year 1996, short-term liquid funds were invested in mortgage-backed securities so as to lock-in yields in a then declining rate environment. During subsequent periods of fiscal year 1996, certain of these mortgage-backed securities were sold to provide funding for new loans.

Interest on investment securities declined from $1,002,301 in 1995 to $785,315 in the current year due primarily to lower average portfolio volume of approximately $3.6 million.

The primary factor in the increase in interest income from fiscal year 1994 to 1995 was the increase in the weighted average yield on interest earning assets from 7.62% during fiscal year 1994 to 8.27% in fiscal year 1995, reflective of the 300 basis point increase in the federal funds rate over a period of five quarters beginning in the second quarter of fiscal year 1994. Adjustable rate loans represented 63.4% of the total loan portfolio during fiscal year 1994 and 64.1% during fiscal year 1995. The primary indices to which these loans are tied, prime and one year treasury bills which averaged 6.69% and 4.61%, respectively, during fiscal year 1994, rose to averages of 8.71% and 6.62% for fiscal year 1995.

Total interest expense for the years ended September 30, 1996, 1995 and 1994 was $10,353,532, $9,423,311, and $7,700,190, respectively. Of the increase in interest expense from fiscal year 1995 to 1996 of approximately $.9 million, approximately $.4 million was due to an increase in volume and approximately $.5 million was due to an increase in rate. The major component of the Bank's interest expense is interest on deposits. The cost of deposits increased from 4.40% for the fiscal year ended September 30, 1995 to 4.66% for the fiscal year ended September 30,1996, primarily resulting from an increase in the cost of certificates of deposit from 5.70% one year ago to 6.13% in the current period. Rates offered on certificates of deposit rose sharply during the second and third quarters of fiscal year 1995. This rise in rates not only affected the then maturing certificates of deposit, but also attracted funds from outside the Bank as certificate balances increased from $130.2 million at March 31, 1995 to $144.4 million at September 30, 1995. The timing of the rollover and acquisition along with the related maturity terms of these higher yielding certificates served to impact the current fiscal year to a greater extent than the year ended September 30,1995. Additionally, certificates of deposit as a percentage of total deposits increased from 62.1% during fiscal year 1995 to 64.0% for fiscal year 1996, serving to further increase the Bank's cost of deposits. The increase in interest expense from $7.7 million for the fiscal year 1994 to $9.4 million for fiscal year 1995 resulted primarily from the increase in the weighted rate paid on certificates of deposit from 4.77% in fiscal year 1994 to 5.70% in fiscal year 1995 as well as the significant increase in certificates of deposit balances from $118.7 million at September 30,1994 to $144.4 million at September 30,1995.

Net interest income for the fiscal years ended September 30,1996, 1995 and 1994 was $9.84 million, $9.78 million and $9.26 million, respectively. The increase from fiscal year 1995 to 1996 was the result of the Bank's growth of $10.5 million in average earning assets as the net yield on interest earning assets declined from 4.21% in fiscal year 1995 to 4.05% in fiscal year 1996. The growth in average interest earning assets was funded primarily by average deposit growth of $9.0 million and to a lesser extent, earnings from operations. Average advances outstanding from the Federal Home Loan Bank decreased $1.1 million during the current year as compared to fiscal year 1995.

The increase in the net yield from fiscal year 1994 to 1995, from 4.16% to 4.21%, was due primarily to the Bank's positive one year interest rate gap which generally benefits the net spread during periods of rising interest rates. From the second quarter of fiscal year 1994 to the fourth quarter of fiscal year 1995, the federal funds and prime rates increased by 300 basis points along with a generally commensurate increase across the entire yield curve.

Noninterest income increased to $2,544 790 for the year ended September 30,1996 from $2,107,198 for the year ended September 30,1995, which followed $2,146,954 for the year ended September 30, 1994. Service charges and other fees were $2,086,188 for the year ended September 30, 1996, compared to $1,894,101 and $1,750,739 for the years ended September 30,1995 and 1994, respectively. The increase in fiscal year 1996 over the two prior years resulted primarily from increases in various service charges on deposit accounts due to increases in fee structure, transaction activity, and volume of accounts.

Gains on the sale of loans increased to $211,688 for the year ended September 30,1996 from $121,398 for the year ended September 30,1995, Which followed $195,954 for fiscal year 1994. Gains on the sale of loans have, for the past three fiscal years, been generated primarily from the sale of thirty year fixed rate conforming residential first mortgage loans. Gains realized are a function of the Bank's pricing levels relative to local market competition. The general trend and level of interest rates, and the volume of loans sold. The volume of loans sold during fiscal year 1996 increased to $26.8 million from $11.0 million and $16.7 million in fiscal years 1995 and 1994, respectively. During fiscal year 1996, the Bank continued its policy of selling current production of thirty year fixed rate residential mortgage loans in the secondary market, while retaining ten to fifteen year fixed rate and thirty year adjustable rate residential mortgage loans in its portfolio either in the form of loans or mortgage backed securities, subject to liquidity and interest rate risk parameters. A gradual decline in the general level of interest rates which began during the fourth quarter of fiscal year
1995 continued throughout the first 5 months of fiscal year 1996, and attracted residential mortgage customers to fixed rate fifteen and thirty year loans for new purchases as well as for the refinancing of existing residences. With this increase in thirty year fixed rate loan production came increased loan sale activity in order to manage the Bank's interest rate risk exposure. During the first three quarters of fiscal year 1995, the general trend of interest rates had been upward and the demand for residential mortgage loans had favored adjustable rate and to a lesser extent, shorter-term ten to fifteen year fixed rate products, while the volume of thirty year fixed rate originations had declined significantly. The general trend of long-term interest rates during the first two quarters of fiscal year 1994 had been toward lower levels, and had thus provided a more favorable environment for fixed rate loan originations and sales than was the case during the first three quarters of fiscal year 1995. Although the Bank's market area has witnessed increased competition for these loans, no significant changes in the Bank's pricing of these loans has occurred.

The sale of securities available for sale generated losses of $47,420 and $30,972, respectively, during fiscal years 1996 and 1995, compared to a gain of $87,905 during fiscal year 1994. Securities available for sale include Treasury and Agency securities with maturities of generally five years or less, as well as various types of mortgage-backed securities acquired through both securitization of the Bank's own portfolio of originations or through purchases in the open market. Subject to interest rate risk and asset quality considerations, securities are acquired for the purpose of attaining the highest possible yield on funds not required to fund loan demand or to satisfy short-term liquidity requirements. Gains and losses recorded on the sale of these securities are dependent upon the volume of securities sold as well as the market level of interest rates.
During primarily the third and fourth quarters of fiscal year
1996, the Bank sold securities totalling $19.7 million in order to meet increasing loan demand. Securities sales totalled $4.0 and $14.2 million, respectively, during fiscal years 1995 and 1994.

Other income increased to $294,334 in the current year compared to $122,671 and $112,356, respectively, for the years ended September 30, 1995 and 1994. The fiscal year 1996 amount includes income of $149,306 resulting from the Bank's adoption of SFAS No. 122. "Accounting for Mortgage Servicing Rights". This statement requires that the value of mort-gage servicing rights associated with mortgage loans originated and sold by the Bank be capitalized as an asset. All capitalized amounts are amortized against future servicing revenues, and are subject to subsequent measurement for impairment based on the then fair value estimates. SFAS No. 122 is more fully described in footnote 1 of these financial statements.

Noninterest expense increased to $8,793,856 for the year ended September 30,1996 from $6,875,867 for the year ended September 30,1995 which followed expense of $6,999,382 for the year ended September 30, 1994. Salaries and related benefits increased to $3,788,706 in fiscal year 1996 from $3,573,873 in the prior year, which followed an increase from $3,491,966 in 1994. These increases have resulted primarily from increased wages and payroll taxes related to general year-to-year raises of approximately four percent, and additionally from increases in the cost of employee medical insurance.

Federal deposit insurance premiums were $502,244, $463,010, and $452,181 for the years ended September 30, 1996,1995 and 1994, respectively. Variances in these amounts have resulted from changes in the volume of deposits subject to coverage, as the underlying rate charged by the FDIC over these periods has remained constant. The Bank was also assessed a one-time charge of $1,362,018 during fiscal year 1996 due to legislation enacted on September 30, 1996 to recapitalize the SAIF. This legislation is more fully discussed in footnote number 16 contained in this year's audited financial statements.

Net occupancy and equipment expense decreased to $997,586 in fiscal year 1996 from $1,031,636 and $997,091 in fiscal years 1995 and 1994, respectively. The decrease from 1995 to 1996 resulted primarily from lower depreciation costs related to furniture, fixtures and equipment, while the increase from fiscal year 1994 to 1995 resulted primarily from increases in equipment repair and maintenance charges as well as general branch site maintenance.

Data processing and outside service fees were $477,376 for the year ended September 30, 1996 compared to $465,021 and $478,136 for the years ended September 30,1995 and 1994, respectively. The increase in expense from fiscal year 1995 to 1996 resulted primarily from increases in both transaction volume and customer files. The decrease in expense from fiscal year 1994 to 1995 was the result of a negotiated decrease in the Bank's contract with its outside data processor.

Legal expense increased to $465,021 for the year ended September 30,1996 from $293,503 and $510,370 for the years ended September 30,1995 and 1994, respectively. Legal expense increased during the current fiscal year due to increased litigation in connection with the Bank's lawsuit against NationsBank, which is more fully described in footnote number 17 contained in this year's audited financial statements. Legal expense decreased in fiscal year 1995 from 1994 due to very little activity occurring during fiscal year 1995 as we awaited the damages trial, following a liability lawsuit in 1994 in which the Bank prevailed.

Telephone and postage expense increased to $270,4)4 in the current year compared to $248,965 and $235,970 for fiscal years 1995 and 199, respectively, due primarily to increased postal rates.

Advertising expense rose to $111,094 for fiscal year 1996 from $78,020 and $86,782 for fiscal years 1995 and 1994, respectively, resulting from increased media exposure, including promotional requirements related to both the introduction of the Bank's new credit card service as well as the commemorative celebration of the Bank s seventieth anniversary of service to Glynn County.

Expense (income) from real estate owned, net was $45,182, $32,132, and ($26,611) for the years ended September 30, 1996 1995, and 1994, respectively. Expense from real estate owned encompasses the normal costs of ownership such as property taxes, maintenance and repairs, utilities, and insurance. Additionally, the above cited amounts include the results from both gains and losses recognized upon disposal and write-downs subsequent to foreclosure and are thus dependent upon various economic and market conditions. Expenses related to ownership amounted to approximately $8,000, $11,000 and $49,000 for the years ended September 30,1996, 1995, and 1994, respectively and are relatively proportional to the level of real estate owned.

Other expense was $774,225, $689,707, and $793,497 for the years ended September 30,1996,1995, and 1994, respectively. The increase in expenses from fiscal year 1995 to 1996 resulted primarily from the disposal of various obsolete fixed assets and from expenses incurred resulting from the commencement of the Bank's proprietary credit card program. The decrease in expenses from fiscal year 1994 to 1995 resulted primarily from reductions in write-downs of excess servicing fees and charges for equipment obsolescence along with lower premiums paid on business insurance.

The ratio of noninterest expense to total income was 38.7%, 32.3%, and 36.6% for the years ended September 30, 1996, 1995, and 1994, respectively. The increase from fiscal year 1995 to 1996 was due primarily to an increase in legal expense in the current fiscal year, as well as the one-time special assessment to recapitalize the SAIF. The decrease from fiscal year 1994 to 1995 resulted from a decrease in legal expense for fiscal year 1995.

The provision for loan losses was $240,000, $195,000 and $180,000 for the years ended September 30,1996,1995, and 1994, respectively. Non-accrual loans decreased to $261,193 at September 30,1996 from $788,116 at September 30,1995. Potential problem loans increased to $2,904,673 at September 30,1996 from $210,416 one year ago. Included in the current year amount are 12 loans totalling $2.7 million, in aggregate, secured by commercial real estate, and are generally delinquent sixty days. The Bank is well collateralized on these loans and believes them to be fully collectible. Management believes the allowance for loan losses to be adequate at September 30, 1996, based upon conditions reasonably known to management; however, the allowance may be increased based upon future economic changes or conditions.

The provision for income taxes decreased to $1,192,250 for the year ended September 30,1996 from $1,700,600 for fiscal year 1995, which followed $1,469,100 for fiscal year 1994. The decrease in provision for the current fiscal year was due primarily to a decrease in taxable income due to increased litigation expenses and the one-time SAlF assessment in 1996.

         FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA, AND SUBSIDIARY
                  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                          SEPTEMBER 30, 1996 AND 1995

                                   (Note 17)

ASSETS                                                                 1996            1995
CASH AND DUE FROM BANKS                                            $ 4,788,450      $ 7,077,786
INTEREST-BEARING DEPOSITS WITH OTHER BANKS                          10,504,682       11,551,711
FEDERAL FUNDS SOLD                                                     545,000       10,675,000
SECURITIES AVAILABLE FOR SALE (Note 3)                              16,364,023       28,720,859
LOANS, net (Note 4)                                                209,868,046      186,664,013
REAL ESTATE OWNED, net                                                 954,904        2,208,679
PREMISES AND EQUIPMENT, net (Note 6)                                 1,994,142        2,258,326
FEDERAL HOME LOAN BANK STOCK, at cost                                1,598,700        1,598,700
ACCRUED INTEREST:
  Loans                                                              1,583,448        1,388,875
  Investments                                                          172,297          400,131

OTHER ASSETS                                                           743,752          743,373

                                                                  $249,117,444     $253,287,453

LIABILITIES AND STOCKHOLDERS' EQUITY

DEPOSITS (Note 7):
  Checking accounts                                                $13,561,385      $10,860,048
  NOW accounts                                                      35,293,128       34,702,626
  Savings accounts                                                  20,598,108       20,000,808
  Money market deposit accounts                                     10,571,845       12,843,024
  Certificates of deposit                                          138,051,393      144,399,490

       Total deposits                                              218,075,859      222,805,996

ADVANCES FROM THE FHLB (Note 8)                                      1,500,000        2,200,000
ADVANCE PAYMENTS BY BORROWERS FOR TAXES AND INSURANCE                1,251,325        1,475,065
ACCRUED EXPENSES AND OTHER LIABILITIES                               2,192,353          796,255
DEFERRED INCOME TAXES (Note 14)                                         72,822          503,722

       Total liabilities                                           223,092,359      227,781,038

COMMITMENTS AND CONTINGENCIES (Notes 13, 15 and 17)
STOCKHOLDERS' EQUITY (Note 10):
  Common stock, $1 par value; 4,000,000 shares authorized,
    1,499,939 shares issued and outstanding                          1,499,939        1,499,939
  Additional paid-in capital                                         1,550,208        1,550,208
  Retained earnings                                                 23,137,905       22,376,131
  Net unrealized (depreciation) appreciation on securities
    available for sale, net of tax of $87,752 and $43,145 in
    1996 and 1995 (Note 1)                                            (162,967)          80,137
        Total stockholders' equity                                  26,025,085       25,506,415

                                                                  $249,117,444     $253,287,453

The accompanying notes are an integral part of these consolidated statements.

          FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA, AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
                    ENDED SEPTEMBER 30, 1996, 1995, AND 1994


                                              FOR THE YEARS
                                      1996         1995        1994
INTEREST INCOME:
Interest on loans                  $17,573,029  $16,295,326  $14,563,642
Interest on securities
  available for sale                 1,807,103    1,819,524    1,830,475
Interest on federal funds sold
  and interest-bearing deposits
  with banks                           695,088      972,291      472,833
Dividends on FHLB stock                116,345      114,899       90,192
        Total interest income       20,191,565   19,202,040   16,957,142

INTEREST EXPENSE:
Interest on deposits (Note 11)      10,175,709    9,210,751    7,391,055
Interest on advances from the
  FHLB and other                       177,823      212,560      309,135
        Total interest expense      10,353,532    9,423,311    7,700,190

NET INTEREST INCOME                  9,838,033    9,778,729    9,256,952

PROVISION FOR LOAN LOSSES              240,000      195,000      180,000

NET INTEREST INCOME AFTER PROVISION
  FOR  LOAN LOSSES                   9,598,033    9,583,729    9,076,952
NONINTEREST INCOME:
  Service charges and other fees     2,056,188    1,894,101    1,750,739
  Gain on sale of loans, net
    (Note 1)                           211,688      121,398      195,954
  (Loss) gain on sale of securities
    available for sale                 (47,420)     (30,972)      87,905
  Other                                294,334      122,671      112,356

        Total noninterest income     2,544,790    2,107,198    2,146,954

NONINTEREST EXPENSE:
Salaries and related benefits        3,788,706    3,573,873    3,491,966
SAIF assessment (Note 16)            1,362,018            0            0
Federal deposit insurance premiums     502,244      463,010      452,181
Net occupancy and equipment expense    997,586    1,031,636      977,091
Data processing and outside
  service fees                         477,376      465,021      478,136
Legal                                  465,021      293,503      510,370
Telephone and postage                  270,404      248,965      235,970
Advertising                            111,094       78,020       86,782
Expense (income) from real
  estate owned, net                     45,182       32,132      (26,611)
Other                                  774,225      689,707      793,497
        Total noninterest expense    8,793,856    6,875,867    6,999,382

INCOME BEFORE INCOME TAXES           3,348,967    4,815,060    4,224,524
INCOME TAX EXPENSE (Note 14)         1,192,250    1,700,600    1,469,100
INCOME BEFORE CUMULATIVE EFFECT OF
  A CHANGE IN ACCOUNTING PRINCIPLE   2,156,717    3,114,460    2,755,424
CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING  PRINCIPLE (Note 1)             0            0      525,000
NET INCOME                         $ 2,156,717   $3,114,460    $3,280,424
EARNINGS PER SHARE BEFORE
  CUMULATIVE EFFECT OF A CHANGE
  IN ACCOUNTING PRINCIPLE (Note 1)       $1.42        $2.05         $1.82
CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE                       0            0             0
EARNINGS PER SHARE                       $1.42        $2.05         $2 17


The accompanying note are an integral part of these consolidated statements.

          FIRST FEDERAL SAVINGS BANK OF BRUNSWICK GEORGIA, AND SUBSIDIARY
             CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994

                                   (Note 10)

                                                                                   Net
                                                                                Unrealized
                                                                               Appreciation
                                                                              (Depreciation)
                                                  Additional                   on Securities
                                        Common     Paid-In     Retained       Available for
                                        Stock      Capital     Earnings            Sale           Total
BALANCE, September 30,1993            $1,496,939  $1,514,208  $18,438,348           $ 0        $21,449,495
   Net income                                  0           0    3,280,424             0          3,280,424
   Dividends declared ($.75 per share)         0           0   (1,122,855)            0         (1,122,855)
   Stock options exercised                 1,000      14,000            0             0             15,000
BALANCE, September 30, 1994            1,497,939   1,528,208   20,595,917             0         23,622,064

   Net income                                  0           0    3,114,460             0          3,114,460
   Dividends declared ($.89 per share)         0           0   (1,334,246)            0         (1,334,246)
   Stock options exercised                 2,000      22,000            0             0             24,000
   Change in net unrealized
     appreciation on securities
     available for sale, net of taxes
     of $43,145 (Note 1)                       0           0            0        80,137             80,137
BALANCE, September 30, 1995            1,499,939   1,550,208   22,376,131        80,137         25,506,415
   Net income                                  0           0    2,156,717             0          2,156,717
   Dividends declared ($.93 per share)         0           0   (1,394,943)            0         (1,394,943)
   Change in net unrealized
     depreciation on securities
     available for sale, net of taxes
     of $87,752 (Note 1)                       0           0            0      (243,104)          (243,104)
BALANCE, September 30,1996            $1,499,939  $1,550,208  $23,137,905     $(162,967)       $26,025,085


The accompanying notes are an integral part of these consolidated statements.

        FIRST  FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA, AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994

                                    (Note 1)

                                                                        1996              1995             1994
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received on loans                                         $ 17,038,817        $ 15,648,553     $ 14,055,687
Interest and dividends received on securities available for sale      2,846,370           2,836,623        2,490,370
Loan fees collected                                                     799,968             583,199          955,427
Service charges on deposit accounts                                   1,486,568           1,182,844          958,074
Other fees collected                                                  1,009,549             875,841          962,965
Interest paid on deposits                                           (10,234,098)         (9,164,898)      (7,381,855)
Payments for salaries and related benefits                           (3,954,050)         (3,823,418)      (4,002,239)
Payments for general and administrative expenses                     (3,231,601)         (2,876,778)      (3,094,923)
Income taxes paid, net                                               (1,435,153)         (1,498,000)      (1,683,872)
Interest paid on borrowings                                            (195,823)           (212,560)        (309,135)
        Net cash provided by operating activities                     4,130,547           3,551,406        2,950,499

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of loans                                       26,834,936          11,003,152       16,722,929
  Purchases of securities available for sale                         (9,778,004)         (9,188,300)      (5,522,533)
  Principal collected on loans and mortgage-backed securities        71,720,864          75,623,568       75,923,574
  Loans funded                                                     (124,581,499)        (94,936,408)    (114,608,300)
  Purchase of premises and equipment                                   (101,892)           (119,960)        (340,842)
  Proceeds from sales and maturities of securities available for
    sale                                                             24,865,055            7,507,264      25,268,555
  Other, net                                                            448,708              459,706        (745,836)

     Cash flows used in investing activities                        (10,591,832)          (9,650,978)     (3,302,453)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in:
    Checking accounts                                                 2,701,337              860,806       1,454,147
    NOW accounts                                                        590,502           (1,454,841)      3,674,259
    Savings and money market deposit accounts                        (1,673,879)          (3,046,542)     (1,307,960)
  Proceeds from issuance of certificates of deposit                 240,267,682          223,502,234     179,412,768
  Payments for maturing certificates of deposit                    (246,615,779)        (197,771,042)   (179,064,326)
  Payments of maturing FHLB advances                                (12,700,000)           6,000,000      (2,000,000)
  Proceeds from FHLB advances                                        12,000,000           (7,800,000)        700,000
  Proceeds from other borrowed money                                 12,000,000           11,000,000               0
  Payments of other borrowed money                                  (12,000,000)         (11,000,000)              0
  Dividends paid                                                     (1,394,943)          (1,334,246)     (1,122,855)
     Net cash (used in)provided by financing activities              (6,825,080)          18,956,369       1,746,033
     Net (decrease) increase in cash and cash equivalents           (13,286,365)          12,856,797       1,394,079

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                       29,304,497           16,447,700      15,053,621
CASH AND CASH EQUIVALENTS AT END OF YEAR                           $ 16,018,132         $ 29,304,497   $  16,447,700
NET INCOME                                                         $  2,156,717         $  3,114,460   $   3,280,424

ADJUSTMENTS TO RECONCILE NET INCOME TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES:
   Depreciation                                                         366,076              403,029         359,986
   Provision for loan losses                                            240,000              195,000         180,000
   (Benefit) provision for deferred income taxes                       (418,846)            (602,470)        163,181
   Loan and excess servicing fees deferred, net                         (64,521)            (111,767)         33,335
   (Increase) decrease in interest receivable                            33,261             (251,358)         85,746
   Increase (decrease) in interest payable                              (58,389)              45,853           9,200
   Increase (decrease) in accrued expenses and other liabilities      1,412,221             (478,414)       (314,961)
   Other, net                                                           464,028            1,237,073        (846,412)
        Total adjustments                                             1,973,830              436,946        (329,925)
NET CASH PROVIDED BY OPERATING ACTIVITIES                           $ 4,130,547         $  3,551,406     $ 2,950,499

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
  Loans exchanged for mortgage-backed securities                    $ 6,445,235         $  1,016,520    $ 16,777,670


The accompanying notes are an integral part of these consolidated statements.

        FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA, AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       SEPTEMBER 30, 1996, 1995, AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Federal Savings Bank of Brunswick, Georgia (the "Bank"), is a savings bank primarily engaged in the business of obtaining deposits and providing mortgage and other loans to the general public. The more significant accounting and reporting policies not described elsewhere in these notes to financial statements are discussed below.

Principles of Consolidation and
Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Bank and its wholly owned subsidiary, First Shelter Service Corporation ("First Shelter"). All significant intercompany balances and transactions have been eliminated in consolidation. As of September 30, 1996 and 1995, the investment in First Shelter amounted to $304,398 and $303,954, respectively.

Certain 1995 and 1994 amounts have been reclassified to conform with the 1996 presentation.



Accounting Estimates


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits with banks, and federal funds sold, all of which have an original maturity of less than 90 days from the date of purchase.

Securities Available for Sale

The Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of October 1,1994. In accordance with SFAS No. 115, securities are classified as either held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are carried at amortized cost. Trading securities are carried at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported in stockholders' equity. The Bank classifies all of its securities as available-for-sale which were reported at their fair value of $16,364,023 on September 30, 1996. The net unrealized depreciation on securities available for sale of $250,719 was recorded net of taxes as a separate component of stockholders' equity.

Premiums and discounts are recognized in interest income using the interest method over the period of maturity.



Loans

During 1996, the Bank adopted SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," which amended SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." These statements require that impaired loans, as defined, be measured based on the discounted present value of expected future cash flows, the observable market price of the loan, or the fair value of the collateral if the loan is collateral-dependent. There was no effect on current period earnings as a result of the adoption of SFAS No. 118. Additionally, as permitted by these statements, in-substance foreclosures of $0 and $845,036 were reclassified to loans, net, from real estate owned at September 30, 1996 and 1995, respectively.

Allowance for Loan Losses

The allowance for loan losses is based on management's estimate of the allowance required to reflect the risks in the loan portfolio based on circumstances and conditions known or anticipated at each reporting date. A provision for loan losses is charged to operations based on management's periodic evaluation of these risks. Provisions not specifically identified are based on the Bank's experience and other factors. It is the opinion of management that the allowance for loan losses is adequate at September 30, 1996 based on conditions reasonably known to management; however, the allowance may be increased based on future economic changes or conditions.

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less costs to sell. Costs related to holding real estate and charges to write down real estate for subsequent declines in net realizable value are charged to operations. Real estate owned by the Bank at September 30, 1996 and 1995 is recorded net of a valuation allowance of $41,000 and $25,000, respectively.

Gains on sales of real estate acquired through foreclosure are recognized using cash down payment guidelines established by authoritative accounting pronouncements.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided principally using the straight-line method over the estimated useful lives of the assets of 20 to 30 years for buildings, 10 years for leasehold improvements, and 3 to 10 years for furniture, fixtures, and equipment.

Federal Home Loan Bank Stock

The Bank, as a member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the Federal Home Loan Bank ("FHLB") in an amount equal to the greater of 1% of its outstanding permanent residential mortgage loans or 5% of its outstanding advances. No ready market exists for the FHLB stock, and it has no quoted value. For disclosure purposes, such stock is assumed to have a market value equal to cost.

Interest Income

Income on loans and investments is recognized when the interest is earned in order to yield a constant rate of return on funds outstanding.

Uncollected Interest

Loans 90 days or more delinquent are placed on nonaccrual status. Non-accrual and restructured loans totalled approximately $1,040,899 and $1,932,000 at September 30,1996 and 1995, respectively. Interest on these loans, if ultimately collected, is credited to income in the period of recovery. During 1996, 1995, and 1994, additional gross interest income totaling approximately $31,000, $62,000 and $113,000, respectively, would have been recorded on nonaccrual and restructured loans if all such loans at September 30,1996, 1995, and 1994 had been accruing interest at the original contractual rate. Interest payments recorded in 1996,1995, and 1994 as income, excluding reversals of previously accrued interest, for all such nonperforming loans at September 30,1996, 1995, and 1994 were approximately $100,000,

$104,000, and $44,000, respectively. The Bank does not have significant commitments to lend additional funds to any of these borrowers.



Loan Fees

Loan fees and direct costs of originating successful loans are being deferred and amortized, net, as an adjustment to interest yield over the life of the related loan.

Loan Sales and Loan Servicing

Additional funds for lending are provided by selling participating interests in loans or whole loans. Under most sales agreements, the Bank continues to provide loan servicing, which includes collecting payments and remitting its portion thereof to the buyer, net of servicing fees. On October 1, 1996, the Bank adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights" which, among other provisions, requires that the value of mortgage servicing rights associated with mortgage loans originated by an entity, which it intends to sell, be capitalized as assets. The cost of these mortgage servicing rights is amortized in proportion to, and over the period of, the estimated net servicing revenues. In connection with the October 1, 1995 adoption of SFAS No. 122, the Bank has capitalized mortgage servicing rights of $149,306 in 1996. Amortization of mortgage servicing rights was $8,815 in 1996. No valuation allowance was recorded during 1996. Accordingly, adoption of SFAS No. 122 increased net income after taxes by $97,049, or $.06 per share. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant risk characteristics of the Bank's loans are the interest rate and loan type. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

When participating interests in loans sold have an average contractual interest rate, adjusted for normal servicing fees, that differs from the agreed yield to the purchaser, gains or losses are recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting "excess servicing receivable," included in other assets, is amortized over the estimated useful life using the level yield method.

Quoted market prices are not available for the excess servicing receivables. Thus, the excess servicing receivables and the amortization thereon are periodically evaluated in relation to estimated future servicing revenues, taking into consideration changes in interest rates, current prepayment rates, and expected future cash flows. The Bank evaluates the carrying value of the excess servicing receivables by estimating the future servicing income of the excess servicing receivables based on management's best estimate of remaining loan lives and discounted at the original discount rate.

Income Taxes

Effective October 1,1993,the Bank adopted SFAS No.109, "Accounting for Income Taxes" which requires the asset and liability method of accounting for deferred income taxes. The Bank previously accounted for deferred taxes under the deferral method required by Accounting Principles Board Opinion No. 11. This change resulted in the Bank recording a cumulative effect of a change in accounting principle in the consolidated statement of income for the year ended September 30,1994 of $525,000.

Earnings per Share

Earnings per share are calculated based on the weighted average common shares and common stock equivalents outstanding during the year of 1,523,693, 1,516,868, and 1,514,017 in 1996,1995, and 1994, respectively.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in determining estimates of fair value disclosures for financial instruments:

Cash and Due From Banks, Interest-Bearing Deposits With
Banks, and Federal Funds Sold

The carrying amount for these cash equivalents approximates their fair value.

Securities Available for Sale

Fair values of securities available for sale are based on quoted market prices, where available. In the event that quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The estimated fair value of securities available for sale was $16,364,023 and $28,720,859 at September 30,1996 and 1995, respectively.

Loans, Net

The fair values of conforming residential mortgage loans are based on quoted market prices or quoted market prices of similar loans sold, adjusted for differences in loan characteristics. The fair values of other loans are estimated using discounted future cash flow analyses using interest rates or secondary market yield requirements currently being offered for loans with similar terms and credit quality. The carrying amount of accrued interest approximates its fair value. The estimated fair value of loans, net, were approximately $208,825,000 and $186,862,000 at September 30, 1996 and 1995,
respectively.

Off-Balance Sheet Instruments

The fair values of commitments to sell mortgage loans and commitments to extend credit approximate their carrying amounts. Commitments or commercial letters of credit are not significant, and their related fair value would be nominal.

Deposits

The fair values of checking, NOW, savings, and money market deposit accounts are equal to the reported carrying amount, which is the amount payable on demand as of the reporting date. Fair values for certificates of deposit are estimated using a discounted future cash flow method, which applies rates currently offered for deposits of similar remaining maturities. The estimated fair value of certificates of deposit were approximately $138,824,000 and $145,154,000 at September 30,1996 and 1995, respectively.

Borrowings

The fair value of the Bank's borrowings is determined by estimates using discounted future cash flow analyses based on the Bank's current incremental borrowing rates for similar types of instruments. The estimated fair value of advances from the FHLB were approximately $1,509,000 and $2,200,000 at September 30,1996 and 1995, respectively.

The techniques used to estimate fair values are significantly affected by the assumptions used, including the discount rate and estimated future cash flows. Therefore, the fair value estimates for these financial instruments cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of a particular financial instrument of the Bank. The aggregate fair value amounts presented herein do not represent the aggregate underlying value of the Bank and may not be indicative of amounts that might ultimately be realized upon disposition of those assets and liabilities individually or in aggregate.

3. SECURITIES AVAILABLE FOR SALE

Securities available for sale at September 30, 1996 and 1995 consist solely of U.S. Treasury notes, agency bonds, mortgage-backed securities, and tax-free municipal securities.

The amortized cost and estimated fair value of securities available for sale were as follows at September 30, 1996 and 1995:

                                               Gross     Gross      Estimated
                                  Amortized Unrealized Unrealized     Market
                                    Cost       Gains     Losses       Value

1996:
  Investment securities         $ 8,032,109  $ 33,366   $ 41,343  $ 8,024,132
  Mortgage-backed securities      8,582,633     3,612    246,354    8,339,891
                                $16,614,742  $ 36,978  $ 287,697  $16,364,023

1995:
 Investment securities          $16,353,511  $ 156,286 $  20,982  $16,488,815
 Mortgage-backed securities      12,244,066     77,895    89,917   12,232,044
                                $28,597,577  $ 234,181 $ 110,899  $28,720,859

Gross realized gains and losses on sale of investments in securities were as follows:

                                           1996         1995        1994
 Gross realized gains:
  Investment securities                  $ 34,042    $     0      $      0
  Mortgage-backed securities               17,660          0       139,528
                                         $ 51,702    $     0      $139,528

 Gross realized losses:
  Investment securities                  $ 11,231    $28,471      $      0
  Mortgage-backed securities               87,891      2,501        51,623
                                         $ 99,122    $30,972      $ 51,623

The amortized cost and estimated market values of securities available for sale at September 30,1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.


                                                  Estimated
                                     Amortized      Market
                                       Cost         Value

Due in 1 year or less               $ 3,078,251  $ 3,085,253
Due after 1 year through 5 years      5,078,965    5,071,150
Due after 5 years through 10 years    2,160,170    2,112,830
Due after 10 years and thereafter     6,297,356    6,094,790
                                    $16,614,742  $16,364,023

At September 30,1996 and 1995,certain of the Banks'assets(primarily investment securities and mortgage-backed securities) with amortized cost of approximately $14,356,136 and $16,277,639, respectively, were pledged to secure certain certificates of deposit, public deposits, a letter of credit, advances from the FHLB, and treasury tax and loan balances with the Federal Reserve Bank of Atlanta.

Loans at September 30,1996 and 1995 are summarized as follows:

                                                 1996          1995
Real estate loans:
  Conventional mortgage                      $160,887,037  $150,372,532
  Construction                                 21,564,508    12,951,880
  Partially guaranteed by Federal Housing
    Administration or Veterans Administration     446,415       507,609
  Consumer loans                               28,438,919    24,157,352
  Commercial loans                              7,441,666     4,512,256
                                              218,778,545   192,501,629
Less:
  Allowance for loan losses                      (800,786)     (834,882)
  Deferred loan fees and other, net              (830,384)     (789,790)
  Undisbursed portions of loans in process     (7,279,329)   (4,212,944)
Net loans                                    $209,868,046  $186,664,013

During fiscal years ended September 30,1996,1995, and 1994, loans foreclosed and transferred to real estate owned totaled $825,255, $1,569,144, and $317,430, respectively.

The Bank has made loans to directors and executive officers for the purchase of their primary residences and other short-term loans aggregating $1,603,716 and $1,838,969 at September 30,1996 and 1995, respectively. In the opinion of management, these loans are fully collectible. No loans due from directors or executive officers were charged off during the current fiscal year. The following sets forth information regarding the activity during fiscal year 1996 in loans due from directors and executive officers:

           Balance at September 30, 1995      $1,838,969
             Repayments                         (588,481)
             New borrowings                      353,228
           Balance at September 30,1996       $1,603,716

A reconciliation of the allowance for loan losses for the years ended September 30,1996,1995, and 1994 is as follows:

                                          1996        1995       1994

Balance at beginning of year            $834,882    $786,111   $869,297
  Provision for loan losses              240,000     195,000    180,000
  Amounts charged off                   (299,318)   (189,497)   (30,605)
  Recoveries                              25,222      43,268     37,419
Balance at end of year                  $800,786    $834,882   $786,111

5. LOAN SERVICING

The Bank was servicing mortgage loans (which are not included in the accompanying statements of financial condition) with unpaid principal balances totaling $133,264,664, $128,526,732, and $133,599,102 for the benefit of others at September 30, 1996,1995, and 1994, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing were $1,251,325 and $1,475,065 at September 30,1996 and 1995,
respectively.

6. PREMISES AND EQUIPMENT

Premises and equipment at September 30,1996 and 1995 consisted of the following:

                                                       1996         1995
Cost
          Land                                    $ 766,574      $ 766,574
          Buildings                               1,152,599      1,152,599
          Furniture, fixtures, and equipment      2,760,477      2,758,403
          Leasehold improvements                    584,523        561,917

                  Total cost                      5,264,173      5,239,493

          Less accumulated depreciation and
           amortization                          (3,270,031)    (2,981,167)

                                                $ 1,994,147    $ 2,258,326

7. DEPOSITS

Included in deposits at September 30,1996 and 1995 are certificates of deposit in denominations of $100,000 or more aggregating $31,999,281 and $34,389,564, respectively.

At September 30,1996, the scheduled maturities of CDs are as follows:

                     1997                      $100,408,617
                     1998                        18,052,590
                     1999                        12,724,537
                     2000                         5,680,789
                     2001 and thereafter          1,184,860
                                               $138,051,393

8. ADVANCES FROM THE FHLB

Advances from the FHLB as of September 30,1996 and 1995 amounted to $1,500,000 and $2,200,000, respectively. The advances are due in their entirety in 1997.

The weighted average interest rate for outstanding FHLB advances was 7.9% and 6.82% at September 30,1996 and 1995, respectively.

9. RESTRICTIONS ON RETAINED EARNINGS

The Bank is subject to certain restrictions on the amount of dividends that it may declare prior to regulatory approval. At September 30,1996, approximately $6,819,000 of retained earnings were available for dividend declaration without prior regulatory approval.

10. REGULATORY MATTERS

The Bank is subject to various capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of September 30,1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1996 and September 30, 1995, the most recent notification from the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain certain tangible capital, Tier I
(core) capital, and total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

 The Bank's actual amounts (in thousands) and ratios are also presented in the table.

                                            Minimum           To Be Well
                                           for Capital      Capitalized for
                                            Adequacy        Prompt Corrective
                          Actual            Purposes        Action Provisions
                      Ratio   Amount    Ratio     Amount     Ratio     Amount

Stockholder's equity,
 and ratio to total
 assets               10.4%   26,025
Unrealized loss on
 securities available
 for sale                        163
Intangible assets                (14)
Tangible capital, and
 ratio to adjusted
 total assets         10.5    26,174      1.5     $3,739
Tier I(core) capital,
 and ratio to adjusted
 total assets         10.5    26,174      3.0      7,478        5.0     $12,464
Tier I capital, and
 ratio to risk-
 weighted assets      15.1    26,174                            6.0      10,406


Allowance for loan
 losses                          801
Assets required to
 be deducted                    (217)
Tier 2 capital                   584
Total risk-based
 capital and ratio to
 risk-weighted assets 15.4%  $26,758      8.0%   $13,874       10.0%    $17,343
Total Assets                $249,117
Adjusted total assets       $249,266
Risk-weighted assets        $173,425

11.  INTEREST ON DEPOSITS
     Interest on deposits at September 30, 1996, 1995, and 1994 is comprised of the following:

                               1996              1995              1994
Checking accounts          $    155,806       $  144,307         $   123,974
NOW accounts                    471,133          571,564             475,820
Savings accounts                502,580          510,523             575,075
Money market deposit
  accounts                      472,478          546,611             514,054
Certificates of deposit       8,573,732        7,437,746           5,702,132

                            $10,175,709       $9,210,751          $7,391,055

12.  EMPLOYEE BENEFIT PLANS
     The bank has a stock option plan for key employees authorizing the granting of options for up to 199,800 shares of common stock. such stock is to be issued from the Bank's authorized but unissued shares. These options are exercisable in equal increments over three years and have a term of five years. No charges are reflected in income as a result of the granting or exercising of the stock options.

     The following table presents further information on this plan:
                              1996               1995               1994
                        Number    Option    Number   Option   Number   Option
                          of       Price      of      Price     of      Price
                        Shares  Per Share  Shares  Per Share  Shares  Per Share
Option outstanding at
  end of
 prior year             30,311   $12-$15   30,311   $12-$15   32,311    $12-$15
 Granted                     0         0        0         0        0          0
 Exercised                   0         0    2,000        12    1,000         15
 Canceled or expired         0         0        0         0        0          0

Options out standing at
 end of year            30,311    $12-$15   30,311   $12-$15   32,311   $12-$15

Shares exercisable at
 end of year            30,311    $12-$15   30,311   $12-$15   32,311   $12-$15

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which the Bank is required to adopt in fiscal year 1997. SFAS No. 123 will require the Bank to estimate the value of all stock-based compensation using a recognized pricing model. The Bank will have the option of recognizing this value as an expense or by disclosing its effects on net income. The Bank's management has not yet determined its method of adoption or the financial statement impact of the adoption of SFAS No. 123.
     The Bank and its subsidiary have a noncontributory profit-sharing plan which covers substantially all of their employees. The annual contribution to the plan is established each year by the board of directors. Profit-sharing plan expense was $268,640, $298,156 and $271,210 for the years ended September 30, 1996, 1995, and 1994, respectively.
     The Bank has also established a savings plan. Under the terms of the plan, eligible employees can make tax-deferred 401(k) contributions. The
Bank matches the employee contribution 100% up to the first 2% contributed by an employee, 75% of the next 2%, and 50% of the third 2%. For the years ended September 30, 1996, 1995, and 1994, the Bank's 401(k) contributions were $101,413, $92,644, and $96,849, respectively.

13.  OPERATING LEASE OBLIGATIONS
     At September 30, 1996, the Bank leased office facilities under agreements with terms of more than one year. Amounts charged to retail expense for operating leases were $342,809, $346,226, and $344,885 for the years ended September 30 1996, 1995, and 1994, respectively.
     At September 30, 1996 the Bank's minimum rental commitments under noncancelable operating leases for office space with initial or remaining terms of more than one year were as follows:

                  Fiscal Year:
                         1997                 $  344,904
                         1998                    343,704
                         1999                    314,544
                         2000                    314,544
                         2001                    314,544
                   Thereafter                    687,212

                                              $2,319,452

14.  INCOME TAXES
  Income tax expense for the three years ended September 30, 1996 is summarized as follows:
                                               1996         1995         1994
        Federal
          Current                          $1,467,123    $2,047,029     $734,511
          Deferred                           (359,411)     (512,099)     612,106
                                            1,107,712     1,534,930    1,346,617

        State:
          Current                             143,973       256,041       46,408
          Deferred                            (59,435)      (90,371)      76,075
                                               84,538       165,670      122,483
            Total                          $1,192,250    $1,700,600   $1,469,100

  The differences between income taxes at the federal statutory rate and the provision at the effective tax rate for the tree years ended September 30, 1996 are as follows, net of the cumulative effect of a change in accounting for income taxes:

                                                 1996         1996         1994
          Statutory federal income tax       $1,138,649    $1,637,120   $1,436,338
          Increases (reductions) in
            taxes resulting from:
              State income tax, net of
                federal benefit                  53,773       168,987      109,829
              Tax-free interest income          (27,285)      (71,470)     (81,600)
              Other, net                         27,113        34,037        4,533
                                             $1,192,250    $1,700,600   $1,469,100

  Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that gave rise to significant portions of the deferred tax liability at September 30, 1996 and 1995 relate to the following:

                                                          1996           1995
          Effect of loans mark-to-market deduction      $360,969       $253,949
          Deferred loan fees                             195,578        178,460
          Dividend received deduction                    182,153        182,153
          Sale of loan participations                     58,214         81,624
          Depreciation                                    55,827        101,608
          SAIF assessment                               (517,567)             0
          Effect of bad debt deduction                  (119,775)      (215,141)
          Other, net                                    (142,577)       (79,931)
                                                        $ 72,822       $503,722

  Under the Internal Revenue Code (the "Code"), the Bank was allowed a special bad debt deduction related to additions to tax bad debt reserves established for the purpose of absorbing losses. The provisions of the Code permitted the Bank to deduct from taxable income an allowance for bad debt equal to the greater of 8% of taxable income before such deduction or actual charge-offs. Retained earnings at September 30, 1996 include approximately $2,477,000 for which no federal income tax has been provided. These amounts represent allocations of income to bad debt reserves and are subject to federal income tax in future years, at the then current corporate rate, if the Bank no longer qualifies as a Bank for federal income tax purposes and in certain other circumstances.
  On August 2, 1996, Congress passed the Small Business Job Protection Act that will, among other things, repeal the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31,1995. As a result, the Bank must recapture into taxable income the amount of its post-1987 tax bad debt reserves over a six-year period beginning in fiscal year 1997. The Bank is expected to recapture approximately $187,000 of its tax bad debt reserves into taxable income over six years as a result of this new law. The recapture will not have any effect on the Bank's financial statements because the related tax expense has already been accrued. Effective for the fiscal year ending September 30, 1997, the Bank will be required to utilize the six-year average experience method of loan charge-offs in determining its annual tax bad debt deduction.
  As discussed in Note 1, the Bank adopted SFAS No. 109 in the first fiscal quarter of 1994.

15.FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
   The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, and loans sold with recourse. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank, however, does not hold or issue futures, forward, swap, or option contracts.
  The Bank's exposure to credit loss in the event of nonperformance by the counterpart to the financial instrument for commitments to extend credit and standby letters of credit and to reimburse the investor for losses on loans sold with recourse is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
  Commitments to extend credit, exclusive of the undisbursed portion of loans in process, which amounted to $667,000 at fixed interest rates and $1,433,000 at variable interest rates at September 30, 1996, represent legally binding agreements to lend to customers with various expiration dates, but in no event later than 30 days after September 30, 1996. As some commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements.
  Standby letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank had approximately $1,798,000 in irrevocable standby letters of credit outstanding at September 30, 1996.
  The Bank generally sells participating interests in loans without recourse. However, because of market conditions in certain prior years, the Bank sold certain participating interests in loans with recourse in the event of default by borrowers on the related residential mortgage loans. The credit risk involved in selling loans with recourse is essentially the same as that involved in extending loan facilities to customers. As of September 30, 1996, the balance of loans sold with recourse that remains uncollected totals approximately $4,000,000.
  The majority of the Bank's business activity is with customers located within its southeast Georgia market area. The Bank's only significant concentration of credit at September 30, 1996 occurs in real estate loans (including certain commercial real estate loans) which totaled $200,177,192 or 92% of total loans. Of total real estate loans, 14% were for construction, land acquisition, and development, 67% were for permanent mortgage loans for one-to-four-family dwellings, and 19% were other loans secured by real estate, primarily commercial properties. It is the Bank's policy to review each prospective credit in order to determine an adequate level of security or collateral prior to making the
loan.   The type of collateral will vary and ranges from liquid assets to real estate.

16.LEGISLATION
   The Bank's savings deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the FDIC. The assessment rate currently ranges from .23% of deposits for well-capitalized institutions to .31% of deposits for undercapitalized institutions. The FDIC also administers the Bank Insurance Fund ("BIF"), which has the same designated reserve ratio as the SAIF. On August 8, 1995, the FDIC adopted an amendment to the BIF risk-based assessment schedule which lowered the deposits insurance assessment rate for most commercial banks and other depository institutions with deposits insured by the BIF to a range of .31% of insured deposits for undercapitalized BIF-insured institutions to .04% of deposits for well-capitalized institutions, which constitutes over 90% of BIF-insured institutions. The FDIC amendment became effective for the quarter ended September 30, 1995. The amendment created a substantial disparity in the deposit insurance premiums paid by BIF and SAIF members.
   Legislation was enacted on September 30, 1996 to recapitalize the SAIF in order to eliminate the premium disparity. The Treasury Department, the FDIC, and Congress provided for a one-time assessment of .657% of insured deposits on all SAIF-insured deposits held at March 31, 1995. Under this legislation, the BIF and SAIF will be merged into one fund as soon as practicable after they both reach their designated reserve ratios, but no later than January 1, 1998, provided that there are no longer any thrift chartered institutions. The special assessment as described above resulted in a one-time charge to the Bank of approximately $1,362,000, which is included in accrued expenses and other liabilities on the consolidated statement of financial condition as of September 30, 1996, and SAIF assessment in noninterest expense on the consolidated statement of income for the year ended September 30, 1996.

17.LITIGATION
   In 1988, the Bank entered into an agreement with The Citizens and Southern Corporation ("C&S") and certain related affiliates which provided for the acquisition of the Bank by C&S and the exchange of bank common stock for C&S common stock. The agreement was amended in 1990 to provide for receipt of C&S/ Sovran Financial Corporation ("Sovran") common stock by Bank stockholders as a result of the merger in 1990 of C&S with Sovran (which was acquired by NationsBank Corporation ("NationsBank") in late 1991). On September 27, 1991, the Bank filed a complaint against C&S/Sovran for breach of their merger agreement. C&S/Sovran answered denying liability. The trial court divided the case into two trial, one on liability and a second on damages. In May 1994, in the liability trial, a jury determined C&S/Sovran breached the merger agreement. On December 19, 1994, the trial court ordered C&S/Sovran to specifically perform the agreement with the Bank. On December 4, 1995, the Supreme Court affirmed the trial court decision. The case then was remanded to the trial court for determination of the closing date which would be utilized to determine the terms of the specific performance remedy. A second jury trial was held on July 8, 1996. On July 18, 1996, the second jury determined that the merger agreement would have closed on June 19, 1991, had defendants filed and pursued the regulatory approvals on March 8, 1991. On October 15, 1996 the trial court entered judgment thereon. The Bank and NationsBank have, consistent with the court's order, finalized the terms for consummation of the merger such that, after the Bank pays its contractual obligations for attorneys' fees and senior management agreements of approximately $13.8 million, the Bank's stockholders will receive .80 shares of NationsBank stock for each share of the Bank's stock. The parties anticipate a closing on or before April 30, 1997. Other assets at September 30, 1996 and 1995 include approximately $182,000 of capitalized fees related to the costs of the merger.
   The Bank is party to various legal and administrative proceedings and claims. While any litigation contains an element of uncertainty, management believes that the outcome of such proceedings or claims pending or known to be threatened will not have a material adverse effect on the Bank's consolidated financial position.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To the Stockholders of First Federal Savings Bank of Brunswick, Georgia:

     We have audited the accompanying consolidated statements of financial condition of FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA (a federal capital stock savings bank), AND SUBSIDIARY as of September 30, 1996 and 1995 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Banks's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respect, the financial position of First Federal Savings Bank of Brunswick, Georgia, and subsidiary as of September 30, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

Atlanta, Georgia
December 16, 1996
                                      ARTHUR ANDERSEN LLP

Capital Stock:
     At the present, there is no established market in which shares of the Bank's capital stock are regularly traded, nor are there any uniformly quoted prices for such shares. Buyers and sellers are matched as possible by a national firm as an accommodation. On October 21, 1985, the Bank declared a stock split in the form of a 100% stock dividend to stockholders of record as of October 31, 1985. On June 16, 1986, the Bank declared an additional stock split in the form of a 100% stock dividend to stockholders of record as of June 30, 1986. During fiscal year 1996, the Board of Directors approved the payment of cash dividends on its common stock totalling approximately $1,395,000.
     The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's net worth to be reduced below (i) the amount required for the liquidation account or (ii) the regulatory net worth requirements. Additionally, the Bank may make aggregate capital distribution during a calendar year, without prior approval of the Office of Thrift Supervision, of up to all of its net income to date during the year plus an amount that would reduce its excess capital ratio to one-half of such excess capital ratio at the beginning of the calendar year. Further, for a period of three years after July 21, 1984, the date of the Bank's conversion to stock form, the Bank was not permitted (except with the prior approval of the FSLIC) to declare or pay a cash dividend on any of its stock in an amount in excess of one-half of the greater of (i) the Bank's net income for the fiscal year in which the dividend is declared or (ii) the average of the Bank's net income for the current fiscal year and no more that two of the immediately preceding fiscal years.
     As of September 30, 1996, the Bank had 552 stockholders.

Business of the Bank
     First Federal Savings Bank of Brunswick is a federally chartered capital stock saving bank headquartered in Brunswick, Georgia. The Bank began its operations in 1926 as a Georgia-chartered mutual building and loan association. In 1935, it converted to a federal mutual savings and loan association, and in 1983, First Federal became a federal mutual saving bank. It completed its conversion to a federal capital stock savings bank in July 1984. First Federal is a member of the Federal Home Loan Bank system, and its deposits are insured by the Federal Deposit Insurance Corporation, through its savings association conduit, the Savings Association Insurance Fund.
     The Bank is primarily engaged in the business of obtaining funds in the form of deposits and investing such funds in mortgage loans on residential and commercial real estate, various types of consumer and commercial loans, mortgage-backed securities, and other types of securities. First Federal, like most other federal thrift institutions, has traditionally concentrated its lending activities on the origination of conventional first mortgage loans secured by residential property and, to a lesser extent, construction loans and loans secured by commercial property. Since 1982, the Bank has been seeking
(i) to reduce the amount of low interest rate loans in its loan portfolio, (ii) to increase the origination of loans with shorter terms, such as construction loans, consumer loans and commercial loans, and (iii) to originate long-term, fixed-rate loans for sale in the secondary market and to retain variable-rate loans.

BOARD OF DIRECTORS

James F. Barger          J. Dewey Benefield, Jr.        William O. Faulkner, Jr.
Partner, Tiller,         Director, Sea Island           Retired, Citizens &
Stewart & Co.            Company                        Southern National
LLC CPA                                                 Bank

James H. Gash            (FIRST FEDERAL SAVINGS         Mack F. Mattingly
Senior Vice Pres.        BANK logo appears here)        Former U.S. Senator
Commercial Banking
First Federal
Savings Bank

T. Gillis Morgan, III    D. Paul Owens                  John J. Rogers
President                Retired                        Senior Vice President
Tidewater                Coastal Chevrolet              Mortgage Banking
Companies, Inc.                                         First Federal Savings
                                                        Bank

Ben T. Slade, III        Jack Torbett                   L. Gerald Wright
President                Manufacturers                  Investor
First Federal            Representative
Savings Bank

OFFICERS & CORPORATE INFORMATION

Chairman and President
 BEN T SLADE, III

Senior Vice Presidents
 JAMES H. GASH
 Commercial Banking

 JOHN J. ROGERS
 Mortgage Banking

Group Vice Presidents
 JERRY E. BUTLER
 Commercial Banking

 ROBERT B. SAMS
 Controller

 ROBERT E. STRANGE
 Mortgage Banking

Vice Presidents
 NANCY BARNA
 Human Resources

 DONALD L. BLALOCK
 Commercial Banking

 JAMES L. DAVIS
 Consumer Lending

 SALLY B. MILES
 Operations

 WANDA T. MILLER
 Branch Coordination

 GREGORY T. STRICKLAND
 Manager
 Glynn Place Mall Office

 JO USHER
 Mortgage Loan Servicing

 BETTY WHITWORTH
 Credit Control

Assistant Vice Presidents
 CHESTER ANDERSON
 Manager
 Altama Avenue Office

 STEPHEN PARKER
 Manager
 Ocean Boulevard Office

 LINDSAY VINYARD
 Marketing

Banking Officers
 HELEN BEECHER
 Mortgage Lending

 BERT CASON
 Consumer Lending

 GERRY EARP
 Corporate Secretary
 Stockholder Relations

 ALICE EDENFIELD
 Account Processing

 ANGIE FERRA
 Training

 DONNA GIBBS
 Assistant manager
 Altama Avenue Office

 JANE S. GREENE
 Loan Servicing

 GAIL T. JACKSON
 Assistant Manager
 Plaza Office

 LYNETTE MAASSEN
 Assistant Manager
 Glynn Place Mall Office

 KATHY D. MILLS
 Assistant Controller

 MARY SLAUGHTER
 Account Servicing

 DAWN SMITH
 Internal Auditor

 TARA T. STEPHENS
 Construction Lending

Main Office
777 Gloucester Street
Brunswick, Georgia  31520
Telephone: (912) 265-1410

Annual Meeting
The annual meeting of First Federal Savings Bank will be held Wednesday, January 22, 1997 at 5 p.m. in the lobby of the Main Office, 777 Gloucester Street, Brunswick, Georgia

Stock Transfer Agent and Registrar
Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem,
North Carolina 27102-3001

Common Stock Listing
First Federal's common stock is traded in the National Market System under the NASDAQ symbol FFBG and is listed as "FFdBrun" in newspapers. For further information, contact Mrs. Gerry Earp.

Independent Public Accountants
Arthur Andersen LLP
133 Peachtree Street, N.E.
Atlanta, Georgia 30303

Legal Counsel
Smith, Mackinnon, Harris, Greeley, Bowdoin & Edwards, P.A.
Suite 800
255 South Orange Avenue
Orlando, Florida, 32801

Form 10-K
A copy of the Form 10-K, including financial statement schedules as filed with the Office of Thrift Supervision, will be furnished without charge to stockholders as of the record date upon written request to:
Mrs. Gerry Earp, First Federal Savings Bank, P.O. Box 1877, Brunswick, Georgia 31521

                                  Exhibit 21.1



                First Federal Savings Bank of Brunswick, Georgia






                            Subsidiary of Registrant


                       First Shelter Service Corporation